SEC File No. 82-34725

04 MAR 23 AM 7:21





SUPPL

AGRICORE UNITED ANNOUNCES DIVIDEND REINVESTMENT PLAN

March 19, 2004 (Winnipeg) – Agricore United announced today the implementation of an optional Dividend Reinvestment Plan (the "Plan").

The Plan allows participating shareholders to increase their investment in the Company by choosing to automatically reinvest cash dividends received on Limited Voting Common Shares and Series A Convertible Preferred Shares in Limited Voting Common Shares. Under the Plan, cash dividends received on Limited Voting Common Shares will be reinvested at a discount of 5% from the weighted average of the TSX market price for the five trading days immediately preceding the applicable dividend payment date, and cash dividends received on Series A Convertible Preferred Shares will be reinvested at a price equivalent to the weighted average market price. There will be no commission, service charges or brokerage fees charged for the reinvestment of dividends under the Plan, and all administrative costs of the Plan will be paid by the Company. Residents of the United States are not eligible to participate in the Plan.

The effective date of the Plan will be on or about March 22, 2004. Registered shareholders will be sent a copy of the Plan and an enrolment form by mail. Limited Voting Common Shareholders will receive these documents with their dividend cheque for the quarterly dividend payable March 22, 2004. Shareholders and other persons may also request a copy of the Plan after March 22, 2004 from Computershare Trust Company of Canada, 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-800-564-6253 (fax 416-263-9394). A copy of the Plan and the enrolment forms will also be available on the Agricore United website at www.agricoreunited.com.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

-30-

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

For more information, please contact:

David Carefoot
Vice-President, Corporate Finance & Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

dlw 3/23

SEC File No. 82-34725

04 MAR 23 AM 7:21


Agricore
United™

UNITED GRAIN GROWERS LIMITED

ANNUAL INFORMATION FORM

For the 12 Months Ended October 31, 2003

January 31, 2004

TABLE OF CONTENTS

Trademarks used in this annual information form are the property of their respective owners.

In this annual information form, "Agricore United" and the "Company" refer to United Grain Growers Limited, carrying on business as Agricore United, and its subsidiaries, unless otherwise indicated or the context otherwise requires. "UGG" refers to United Grain Growers Limited and its subsidiaries as they existed prior to the merger of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. completed on November 1, 2001 (the "Merger"). "Agricore" refers to Agricore Cooperative Ltd.'s successor corporation, Agricore Ltd., created pursuant to the Merger (see "Corporate Structure - Principal Subsidiaries" for additional information).

In this annual information form, pro forma basis refers to the presentation of financial or other information for Agricore Cooperative Ltd. and UGG as if the Merger had occurred on November 1, 2000. The pro forma financial and other information is not a Canadian generally accepted accounting principals measure and does not reflect any adjustments that would result from accounting for the acquisition of Agricore Cooperative Ltd. under the purchase method of accounting. The pro forma financial and other information would also not be indicative of what might have occurred had the acquisition been made on an earlier date nor is it indicative of future events.

FORWARD-LOOKING STATEMENTS

This annual information form includes or incorporates by reference certain statements that are "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this annual information form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this annual information form and the documents incorporated by reference. These risk factors include: poor weather conditions; agricultural commodity prices; the Company's financial leverage; the Company's additional funding requirements; international trade and political uncertainty; competition; domestic regulation; environmental risks; diseases and other livestock industry risks; acceptance of genetically modified products; labour disruptions; the Company's dependence on key personnel; technological advances; credit risk; foreign exchange risk; competition matters related to the merger; and the provisions of the *United Grain Growers Act*. Certain of these risk factors are beyond the control of the Company. Consequently, all of the forward-looking statements made in this annual information form and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

CORPORATE STRUCTURE

Overview

United Grain Growers Limited, carrying on business as Agricore United™ ("Agricore United" or the "Company"), is one of Canada's leading agri-businesses, and is the result of the combination of the businesses of UGG and Agricore Cooperative Ltd. pursuant to a plan of arrangement involving UGG, Agricore Cooperative Ltd. and a wholly-owned subsidiary of Agricore Cooperative Ltd. completed on November 1, 2001.

The registered head office of the Company is 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg, Manitoba R3C 3A7. The Company's limited voting common shares ("Limited Voting Common Shares"), series A convertible preferred shares ("Series A Shares") and 9% convertible unsecured subordinated debentures ("Debentures") are listed on the Toronto Stock Exchange (the "TSX"). (see "Market for Securities").

The Company was originally incorporated in 1906 under *The Manitoba Joint Stock Companies Act* as The Grain Growers' Grain Company Limited. In 1911, the Company received a Dominion charter under a Special Act of the Parliament of Canada. In 1917, The Grain Growers' Grain Company Limited and The Alberta Farmers' Co-operative Elevator Company Limited amalgamated to form United Grain Growers Limited. In December 1992, the Company was continued under the *United Grain Growers Act* (the "UGG Act"), a Special Act of the Parliament of Canada (see "- United Grain Growers Act" below). The Company's corporate structure was reorganized in 1993 prior to the Company's initial public offering.

Agricore was the result of the amalgamation of Manitoba Pool Elevators and Alberta Wheat Pool under *The Co-operatives Act, 1996* (Saskatchewan) on November 1, 1998. Manitoba Pool Elevators was organized in 1925 and operated its business in Manitoba continuously until the 1998 amalgamation. Alberta Wheat Pool was organized in 1923 and operated its business continuously in Alberta and northeastern British Columbia until the 1998 amalgamation.

The Merger was effected on November 1, 2001 pursuant to a court-approved plan of arrangement involving the Company, Agricore Cooperative Ltd. and Agricore Ltd., a wholly-owned subsidiary of Agricore Cooperative Ltd. Pursuant to the plan of arrangement:

- Agricore Cooperative Ltd. was continued from a co-operative existing under *The Co-operatives Act, 1996* (Saskatchewan) to a corporation existing under the *Canada Business Corporations Act* (the "CBCA");
- the Company acquired all of the equity of Agricore Cooperative Ltd. from its shareholders and equity members in exchange for 20,492,305 Limited Voting Common Shares; and
- Agricore Cooperative Ltd. and its wholly-owned subsidiary Agricore Ltd. were amalgamated.

As a result, Agricore Cooperative Ltd.'s successor corporation, Agricore Ltd. ("Agricore"), became a wholly-owned subsidiary of the Company existing under the CBCA. Agricore was wound up into United Grain Growers Limited on November 1, 2003. (see "- Principal Subsidiaries").

United Grain Growers Act

The following summary of certain provisions of the UGG Act is not complete and is qualified in its entirety by the detailed provisions of the UGG Act. The UGG Act incorporates by reference certain provisions of the CBCA, which, with certain exceptions described below, relate to matters not covered by the UGG Act and that are not in conflict with the UGG Act.

The UGG Act mandates a fifteen person board of directors, twelve of whom are "member-directors" to be elected at the annual meeting of members and three of whom are "non-member directors" to be elected at the annual meeting of holders of Limited Voting Common Shares. A non-member director must not be a member of the Company. Unless the Company's by-laws otherwise provide, a member-director must be a member and a holder of Limited Voting Common Shares. Of the twelve member-directors, following each annual members' meeting, two must reside in each of Manitoba, Saskatchewan and Alberta (other than the Peace River District), and one must reside in the Peace River District of Alberta or British Columbia. The general by-law provides that at each annual members' meeting, an election of member-directors will first occur, if required, to satisfy vacancies in respect of these residency requirements. Following such election, a subsequent election will occur, if required, to satisfy any remaining vacancies resulting from the expiration of any other terms of office. Any vacancy not filled at such elections may be filled by a quorum of the board of directors in accordance with the terms of the general by-law. The directors are entitled to fill any vacancy arising by virtue of death or disability of a director or a director ceasing to be qualified to so act, which would include a change of residence of a director if such change results in the residency requirements of member-directors not being met. Directors are elected for staggered terms

of three years. Shareholders are entitled to remove any non-member director by resolution approved by the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special meeting called for such purpose (a "75% Resolution").

The provisions of the UGG Act dealing with the qualifications, residency or numbers of directors, the procedure for director nomination and election, term of office for directors and the structure of membership in the Company, may only be altered if approved by a 75% Resolution. In addition, if approved by a 75% Resolution, the Company can be continued under the CBCA (following which all of the directors of the Company would be elected by shareholders, there would be no qualifications for directors other than those required by the CBCA and the Company would be subject to all of the provisions of the CBCA). Any other change to the UGG Act requires the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders. Any amendment to the UGG Act would require a petition to Parliament for a special act to effect such amendment.

The provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation, and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. In addition, the provisions of the CBCA relating to takeover bids, including compulsory rights of acquisition available following substantial acceptance of a takeover bid, do not apply to the Company. However, any takeover bid for the Limited Voting Common Shares would be subject to the procedural and substantive provisions of applicable securities legislation in the jurisdictions in which the holders of Limited Voting Common Shares reside.

Members of the Company

Members are farming customers of the Company. The Company had over 49,000 members as at December 31, 2003. The Board of Directors has established, by by-law, qualifications for members, conditions of membership and provisions for the governance of members. Individuals become a member of the Company, if they are a farmer, owner or lessee of a farm, either directly or through a corporation, partnership, firm, colony or joint farming operation, and have done at least $10,000 of business with the Company during the past twenty-four months. Members are grouped into member advisory groups on the basis of territorial districts.

A member is entitled to attend general membership meetings of the Company, is eligible to act as a director of a member advisory group, may participate in the nomination and election of delegates to the annual meeting of members, is eligible to act as a delegate and, subject to other qualifications, is eligible to be a member-director of the Company. Delegates and directors must also be shareholders of the Company. A member is not entitled to share in any profit or distribution of the Company and is not entitled to participate in the distribution of assets upon dissolution or winding-up of the Company. Members must approve any dissolution and liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purpose of voting only.

Strategic Alliance with Archer Daniels Midland Company

The Company and Archer Daniels Midland Company ("ADM") have entered into agreements (the "ADM Agreements") creating a strategic alliance between the two companies in respect of the Company's grain handling business and ADM's downstream processing operations. The following is a summary of the principal terms of the ADM Agreements:

- Agricore United agreed to support the election of (i) two nominees of ADM to Agricore United's board of directors for so long as ADM owns at least 15% of the outstanding Limited Voting Common Shares and (ii) one nominee of ADM to Agricore United's board of directors if ADM owns less than 15% of the Limited Voting Common Shares, but is the largest single holder of Limited Voting Common Shares;

- until November 1, 2004, ADM will be prohibited from acquiring more than 25% of the outstanding Limited Voting Common Shares (except pursuant to the pre-emptive right referred to below and pursuant to a take-over bid for all of the Limited Voting Common Shares);
- after November 1, 2004, ADM will be prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares (except pursuant to a take-over bid for all of the Limited Voting Common Shares);
- ADM's standstill agreement, the principal terms of which are summarized in the two preceding bullets, will terminate on the date on which ADM owns less than 15% of the Limited Voting Common Shares for a period of six consecutive months and is no longer the largest single holder of Limited Voting Common Shares at the end of such six-month period;
- until November 1, 2004, ADM will have a pre-emptive right in respect of any treasury offering by the Company of Limited Voting Common Shares (or securities convertible into or exchangeable for Limited Voting Common Shares) to increase its share ownership to up to 45% of the outstanding Limited Voting Common Shares;
- after November 1, 2004, ADM will have a pre-emptive right to maintain its proportionate shareholding in the Company; and
- if any third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party.

As of the date hereof, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, owns 9,092,547 Limited Voting Common Shares, representing 20.06% of the outstanding Limited Voting Common Shares. ADM Agri-Industries Company also owns $45 million principal amount of the Company's Debentures. Assuming conversion of all of the Debentures, ADM Agri-Industries Company would own approximately 25.4% of the Limited Voting Common Shares.

Principal Subsidiaries

The following chart identifies the principal subsidiaries through which the Company conducts its business operations and the jurisdiction of incorporation of each company. All subsidiaries shown are directly or indirectly wholly-owned, unless otherwise indicated.


United Grain
Growers Limited
(Canada)(1)
Agricore Ltd.
(Canada) (2)
Unifeed Limited
(Manitoba)
XCAN Grain Ltd.
(Canada)
Demeter (1993) Ltd.
(Minnesota)
Hart Feeds Limited
(Manitoba)
Western Co-operative
Fertilizers Limited
(Canada)(3)
Western Pool
Terminals Ltd.
(British Columbia)
(100%)(4)
Pacific Elevators
Limited
(Canada) (100%)(4)

Notes:

(1) Existing under the *United Grain Growers Act*, a Special Act of the Parliament of Canada.

(2) Pursuant to a court-approved Plan of Arrangement under Section 192 of the CBCA, Agricore Ltd. was wound up into UGG on November 1, 2003.

(3) Cooperative existing under the *Canada Co-operatives Act.* As at June 30, 2003, the Company owned 66 $^{2}/_{3}$% of the cooperative shares (voting), 66 $^{2}/_{3}$% of the common shares (non-voting) and 57% of the special shares (non-voting) of this company. The Company entered into a binding letter of intent to re-align its ownership interest to 57% effective July 1, 2003, based on historically contributed and retained capital in Western Co-operative Fertilizers Limited ("Westco"). (see "Recent Developments - Realignment of Ownership Interest in Westco").

(4) The Company beneficially holds 100% having entered into a binding letter agreement with Saskatchewan Wheat Pool Ltd. to acquire its 30% interest effective October 1, 2002.

GENERAL DEVELOPMENT OF THE BUSINESS

Agricore United's business consists of linking farmers to end-users of agricultural commodities through the provision of a wide range of goods and commercial services. The Company is the largest grain handling and

merchandising company by volume in western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia), western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products. The Company's principal business activities consist of:

- ***Crop Production Services:*** manufacturing, distributing and retailing crop inputs to farmers, including fertilizers, crop protection products and seed, and providing crop management services using the Company's country grain elevator locations and stand-alone farm service centres;
- ***Grain Handling and Merchandising:*** contracting, marketing and transporting grain from the farm to end-use markets using the Company's 88 country grain elevators, 119 stand-alone farm service centres and six port terminals in which it has an interest (see also "Business of the Company – Agricore United's Business – Grain Handling and Merchandising");
- ***Livestock Services:*** formulating and manufacturing feed using the Company's seven feed mills and two pre-mix manufacturing facilities, and retailing feed through the Company's facilities and independent retailers; and
- ***Complementary Businesses:*** engaging in a number of complementary businesses, including financial services.

Agricore United's strategy is to focus on meeting the complete business needs of its customers in order to build long-term value for its shareholders. In the short-term, management priorities remain focussed on its continuing efforts to reduce debt and leverage and sustain the net synergies already realized from the Merger.

Major events influencing the Company's development since August 1, 2000 that are expected to have a significant influence on future operations include the following:

- In January 2004, the Company implemented a new integrated insurance program effective January 1, 2004 (see "Recent Developments – Integrated Insurance Program").
- Since the completion of the Merger, the Company has extended access to Agricore United Financial™ (formerly UGG Financial) to customers of Agricore to finance purchases of crop production inputs. This extension of access has significantly reduced the Company's short term borrowings. As part of this existing arrangement, in December 2003, the Company announced that a new financial product has been developed for customers of the livestock services division and will be marketed under the brand Unifeed Financial™ (see "Recent Developments – Unifeed Financial" and "Business of the Company – Complementary Businesses – Financial Markets - Agricore United Financial and Unifeed Financial").
- On November 1, 2003, the Company wound up Agricore into UGG.
- As a result of the continued realization of Merger synergies, annualization of Merger synergies already obtained, cost savings from the consolidation of the Company's grain handling network, the integration of UGG's and Agricore's information technology platforms and general cost containment, the Company realized \$96 million in reduced operating, general and administration expenses, \$100 million in cost savings including reduced interest and securitization expenses and \$119 million in total cost reductions (including lower depreciation and amortization expenses) for the year ended October 31, 2003 (see "Management's Discussion and Analysis").
- On September 30, 2003, the Company completed the sale of the assets of its Farm Business Communications division. As consideration for the purchase, the purchaser paid \$12.2 million in cash on closing, assumed approximately \$1.6 million of net liabilities, primarily prepaid subscriptions, and will pay \$2.2 million in equal annual instalments over the next three years (see "Recent Developments – Sale of Farm Business Communications Division").

- For the crop year beginning August 1, 2003, the CWB reduced the percentage of CWB grain (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80% (see "Recent Developments – CWB Tendering Process Changes").

- On May 20, 2003, as a result of a single case of bovine spongiform encephalopathy ("BSE") being discovered in Alberta, the United States and other key markets imposed temporary bans on the imports of Canadian ruminants and ruminant products. Beginning August 8, 2003, the United States, followed by Mexico and other markets, began to relax these temporary bans. In December 2003, a case of BSE was discovered in the United States which resulted in further bans on imports of North American beef by many other countries (see "Recent Developments – BSE Disease in Alberta" and "Risk Factors – Diseases and Other Livestock Industry Risks").

- The Company entered into a binding letter of intent effective July 1, 2003 with the co-venturer of Westco whereby the parties agreed, among other things, to realign their respective interests based on each party's historical contributed and retained capital in Westco. In the Company's case, the realigned interest is 57% (see "Recent Developments – Realignment of Ownership Interest in Westco").

- In December 2002, the Company reached an agreement with an insurer for a new grain volume insurance program to provide coverage for declines in industry-wide grain handling commencing with the 2003/2004 crop year ending July 31, 2004 through crop year 2005/2006 (see "Recent Developments – Grain Volume Insurance Program").

- In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks as well as a $109 million 13-year secured term facility from a life insurance company (see "Recent Developments –Credit Facilities").

- In November 2002, the Company issued $105 million of 9% Debentures due in 2007. The proceeds of the issue will be used for general corporate purposes, including to fund potential future acquisitions that complement the Company's existing business (see "Recent Developments - Issuance of Convertible Unsecured Subordinated Debentures").

- Droughts in western Canada during 2001 and 2002 decreased grain production in those years and industry grain handling volumes in 2002 and 2003 respectively (see "Recent Developments – Recent Droughts" and "Risk Factors – Poor Weather Conditions").

- In May 2002, the Company completed the sale of its 16.7% interest in CanAmera Foods Limited Partnership ("CanAmera Foods") for cash proceeds of $29 million. The proceeds were used to make non-scheduled repayments of term debt.

- In March 2002, the Company securitized both UGG's and Agricore's inventories of grains ("Board Grains") regulated by The Canadian Wheat Board (the "CWB").

- In March 2002, the Company's country elevator and crop production services employees (the "Country Operations' Employees") voted in favour of a direct working relationship with the Company instead of representation by the Grain Services Union (the "GSU"). As a result of this vote, the GSU was decertified in April 2002. Currently, only 12% of the Company's employees are unionized and governed by collective agreements (see "Business of the Company – Employees").

- Since February 2002, the Company has divested six country grain elevators in order to address the Canadian Competition Bureau's concerns with respect to certain matters and permit the Merger to proceed. In addition, the Company has reached an agreement with the Commissioner of Competition in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver requiring the Company to divest, at its option, either (i) the Company's port terminal elevator facility in the Port of Vancouver (the "AU Terminal") or (ii) the Vancouver port terminal elevator facility (the "Pacific Terminal")

owned and operated by Western Pool Terminals Ltd. ("WPTL") and Pacific Elevators Ltd. ("PEL"), respectively (collectively the "Pacific Terminal"). The Company entered into a binding letter agreement to purchase the Saskatchewan Wheat Pool's ("SWP") interest in the Pacific Terminal effective October 1, 2002 (see "Recent Developments – Acquisition of Remaining Interest in the Pacific Terminal and Competition" and "Risk Factors – Competition Matters Related to the Merger").

- On November 1, 2001, the Company completed the Merger, combining the businesses of UGG and Agricore Cooperative Ltd. to form one of Canada's leading agribusinesses.
- In connection with the Merger, on November 1, 2001, the Company and Archer Daniels Midland Company ("ADM") agreed to amend the agreements governing their strategic alliance to reflect the post-Merger ownership and governance structure of Agricore United. Pursuant to these amendments, ADM exercised its pre-emptive rights in connection with the Debenture offering to purchase $45 million aggregate principal amount of Debentures. Assuming the conversion of all of the Debentures into Limited Voting Common Shares, ADM would own approximately 25.4% of the outstanding Limited Voting Common Shares of the Company (see "Strategic Alliance with Archer Daniels Midland Company").
- In December 2001, the Company completed a public offering of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.
- In February 2001, the Company acquired Pro Form Feeds, a division of Agro Pacific Industries Ltd., which operates a livestock and fish feed mill in Chilliwack, British Columbia (see "Business of the Company – Agricore United's Business – Livestock Services").

RECENT DEVELOPMENTS

Integrated Insurance Program

On January 5, 2004, the Company announced the implementation effective January 1, 2004 of an integrated insurance program that will cover many of its traditionally insured risks and enhance its existing grain volume insurance program placed effective January 1, 2003. The program, with an initial three-year term, provides $20 million of grain volume coverage in addition to the $25 million currently in place (see "– Grain Volume Insurance") and provides the Company with cost-effective protection from revenue reductions that may result from significant declines in industry-wide grain handling which typically follow drought years. The integrated insurance program is intended to lower the annual long term cost of risk while at the same time reducing cash flow volatility.

Unifeed Financial

On December 23, 2003, Agricore United and a Canadian chartered bank announced the offering of a new financial product to livestock customers of Unifeed Limited ("Unifeed"), a wholly-owned subsidiary of the Company. Like the existing arrangement that provides credit financing to crop production services customers under Agricore United Financial, the new financial product will be marketed under the brand Unifeed Financial and will extend additional working capital to livestock producers on terms that do not require payment until the livestock is sold. Unifeed Financial will offer loans to livestock customers to purchase feeder cattle and feeder hogs, as well as related feed inputs.

Sale of Farm Business Communications Division

On September 30, 2003, the Company completed the sale of the assets of its Farm Business Communications division. As consideration for the purchase, the purchaser paid $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. The purchaser paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million (subject to adjustment based on the final closing balance sheet) in equal instalments over the next three years.

CWB Tendering Process Changes

For the 2003/2004 crop year beginning August 1, 2003, the CWB reduced the percentage of CWB grain (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the past three years yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts (about $34 million in tendering discounts, performance penalties and railway and port volume rebates for the 2002/2003 crop year ended July 31, 2003). With fewer tonnes being tendered, tendering discounts offered by grain handlers may decline. Individual grain handlers may also experience difficulty in increasing their current share of CWB grain shipments because of the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

BSE in Alberta

On May 20, 2003, as a result of a single case of BSE being discovered in Alberta, the United States and other key markets imposed temporary bans on imports of Canadian ruminants and ruminant products. On August 8, 2003, the United States, followed by Mexico, began to relax these temporary bans. The initial result of the export ban was an increase in the number of beef cattle on feed. Although the total number of beef cattle in western Canada remains stable, the number of cattle on feed (particularly in feedlots) declined in the summer and fall of 2003.

In December 2003, the United States announced the discovery of a case of BSE in Washington State that resulted in further bans on imports of North American ruminant and ruminant products by many other countries. The broader effect on overall farm incomes and any subsequent impact on producer purchasing power as a result of the foregoing matter remains uncertain (see "Management's Discussion and Analysis").

Realignment of Ownership Interest in Westco

The Company entered into a binding letter of intent effective July 1, 2003 with the co-venturer in Westco whereby the parties agreed, among other matters, to realign their respective interests based on each party's historically contributed and retained capital in Westco. In the Company's case, the realigned interest is 57%.

Acquisition of Remaining Interest in the Pacific Terminal

In October 2002, the Company entered into a binding letter agreement to purchase SWP's remaining 30% interest in Pacific Elevators Limited and Western Port Terminals Ltd. effective as of October 1, 2002. Accordingly, during fiscal 2003 the Company accounted for the acquisition of the beneficial ownership of this remaining 30% interest using the purchase method.

Grain Volume Insurance Program

In December 2002, the Company reached an agreement for a new grain volume insurance program with a third party insurer. The new program is a restructuring of UGG's integrated risk insurance program (see

"Business of the Company – Risk Management – Insurance") and provides supplementary cash flows to the Company when industry grain shipments fall below the industry's five-year moving average. The program provides cost-effective protection from the risk of material cash flow reductions arising during the 2003/2004 through 2005/2006 crop years should the industry suffer significant shortfalls in grain handling volumes, as typically occurs following drought years. The new program allowed the Company to recover a further $4.6 million for the 2001/02 crop year ended July 31, 2002 in addition to the $7.5 million recovered under UGG's integrated risk insurance program. The Company was not eligible to make further claims for the 2002/2003 crop year. The annual limits on grain volume insurance have increased to $25 million, with an aggregate limit of $52.8 million over the initial term. Beginning with the 2004/2005 crop year ending July 31, 2005, the new integrated program provides coverage when shipments drop below about 25 million metric tonnes down to a limit of about 19 million tonnes.

Credit Facilities

In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in November 2007. The $350 million revolving credit facility was used to refinance the Company's $250 million revolving credit facility, the $50 million revolving credit facility of XCAN Grain Ltd. and for general corporate purposes. The $150 million term facility was used to refinance the Company's existing term debt. The Company also obtained a $109 million 13-year secured term facility from a life insurance company which was used to repay a $100 million bridge loan facility obtained in October 2002 from a Canadian chartered bank. All of the new credit facilities are secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

Issuance of 9% Convertible Unsecured Subordinated Debentures

In November 2002, the Company issued $105 million of Debentures due 2007. The Debentures are convertible, at the option of the holder, at any time on or prior to the maturity date at a conversion price of $7.50 per share. The Debentures may be redeemed by the Company in certain circumstances after November 30, 2005 in cash or by issuing freely tradable Limited Voting Common Shares. In accordance with Canadian generally accepted accounting principles, approximately $69 million of the Debentures were classified initially as Shareholders' Equity and approximately $36 million were classified initially as Long-term Debt. The net proceeds to the Company from the offering of the Debentures was intended to be used for general corporate purposes, including to fund potential future acquisitions which complement the Company's existing business. Pending such use, these proceeds have been used to reduce indebtedness under the Company's revolving credit facility.

Recent Droughts

In the summer of 2001, the southern portions of Alberta and Saskatchewan experienced a drought, resulting in decreased grain production during the 2000/2001 crop year ended July 31, 2001 which resulted in a 22% reduction in industry grain handling volume during the 2001/2002 crop year. The impact of the 2001 drought on the Company's grain handling volume during the 2001/2002 crop year was similar to the impact on the industry as a whole, with grain shipments down 21% for the 12 months ended July 31, 2002 over the year ended July 31, 2001 on a pro forma basis. The impact on the Company of the reduced grain shipments during the 2001/2002 crop year was mitigated by the receipt of insurance proceeds of $7.5 million under the Company's integrated risk insurance program and a supplementary payment of $4.6 million received in early fiscal 2002/2003 related to the 2001 drought. However, these proceeds did not completely offset the impact of the 2001 drought on the Company for a number of reasons, including the fact that the integrated risk insurance program only provided insurance coverage related to reduced grain handling volume by UGG and not to reduced grain handling volume by Agricore.

A second, severe drought occurred in the central and northern areas of Alberta and Saskatchewan during the summer of 2002. This drought reduced industry grain handling for the 2002/2003 crop year by a further 27% or a compound reduction in industry grain handling over the two crop years of 45% compared to the 10 year average. Consistent with the industry as a whole, the Company also handled fewer tonnes and thus maintained its 36% share of industry shipments over the two fiscal years ended October 31, 2002 and 2003 respectively (see "Management's Discussion and Analysis").

Recent Statistics Canada production estimates for the 2002/2003 crop year indicate a significant increase in tonnes available for shipping. However, actual production may be less than anticipated (see "Risk Factors – Poor Weather Conditions"). In addition, the integrated risk insurance program described above became effective January 1, 2004 and therefore did not provide any coverage in respect of grain handling volume for the 2002/2003 crop year (see "Business of the Company – Risk Management - Insurance").

The 2001 and 2002 droughts have also resulted in a decline in feed tonnes as a result of the liquidation of feedlot herds following the droughts. If this trend were to continue, the livestock finishing business in western Canada may continue to suffer, which would impact the Company's sales of and margins on livestock feed products (see "Risk Factors — Diseases and Other Livestock Industry Risks").

Industry Trends

World Trade Organization ("WTO") Negotiations

World markets for agriculture continue to be distorted by government subsidies and market intervention. According to the Organisation for Economic Co-operation and Development ("OECD"), total government support to agriculture in OECD countries amounted to US$311 billion. In September 2003, international trade ministers from around the world met in Cancun, Mexico in an effort to make progress in reducing subsidies and distortions under the Doha Development Round of WTO negotiations. No agreement was reached on agriculture so excessive subsidy payments, especially in Europe and the United States, continue to promote excess grain production and suppress international grain prices.

High protective tariffs in some countries also limit access by Canadians to certain markets, although overall tariffs are starting to be lowered. Aside from the recent imposition of wheat tariffs (see " – Imposition of Wheat Tariffs" below), Canadians enjoy duty-free access to all United States grain markets. Access to Mexico is also improving, as tariff protection is reduced in accordance with the provisions of the North American Free Trade Agreement ("NAFTA").

Growing prosperity in China, in part due to its accession to the WTO in 2001, is a good sign for Canadian grain and livestock producers. The gradual lowering of tariff and non-tariff barriers in China should also contribute to an expansion in exports of Canadian agricultural products to this market.

Imposition of Wheat Tariffs

In October 2003, the United States International Trade Commission ("ITC") ruled that Canadian hard red spring wheat imports from Canada were causing material injury to the United States industry and consequently imposed a tariff of 14.15%. A separate ruling of the ITC on durum found no injury and preliminary tariffs that were instituted earlier in the year were rescinded. The Canadian Wheat Board has launched an appeal under NAFTA of the ITC decision on spring wheat. The case is expected to take over a year to resolve. While the loss of the United States spring wheat market negatively impacts western Canadian farmers, the direct impact on Agricore United is expected to be limited, as the wheat that would have been sold into the United States will now be diverted to other markets.

Dietary Trends

In North America, growing concern over obesity and nutrition has changed food consumption patterns and has resulted in a greater focus on the nutritional attributes of various crops. For example, the popularity of the Atkins diet has contributed to a per capita reduction in flour consumption, and an increase in meat consumption. Similarly, increasing concern over transfats in diets is also increasing demand for oilseed crops that produce vegetable oil with lower transfat content. Such developments are expected to continue to spur growth in the production and processing of those crops that deliver the desired nutritional attributes.

Food Safety and Security

Increased concern over the safety of food is bringing sharper attention to the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe. The Company was among the first in the western Canadian grain and livestock industry to adopt Hazard Analysis and Critical Control Point ("HACCP") and ISO 9001 standards, and the Company now has the most comprehensive network of facilities capable of meeting higher food safety standards and as necessary, buyer demand for greater product traceability.

In December 2003, new food safety regulations were introduced in the United States in response to that country's bioterrorism legislation. Under the legislation, all facilities that export food or food ingredients to the U.S. must now be registered with the United States Food and Drug Administration. Advance notice must also be provided on all shipments of grain, feed or food to the United States. Agricore United is in full compliance with these regulations. The Company's earlier adoption of HACCP and ISO 9001 standards provided the Company with the ability to implement procedures to meet the new requirements in an efficient manner.

Genetically Modified Crops

The debate over genetically modified crops continues to be a highly publicized and emotional issue. Although farmers in western Canada have embraced this technology in recent years, there continues to be ongoing uncertainty in the market concerning the acceptance of food produced from genetically modified crops, despite the lack of credible scientific evidence suggesting that food produced from genetically modified crops poses a health risk.

Biosafety Protocol

The Cartegena Protocol on Biosafety came into force on September 11, 2003. The Protocol, now ratified by more than 75 countries, seeks to protect biological diversity from the potential risks posed by "living modified organisms". The Protocol obliges exporters to meet further documentation requirements on export shipments of living modified organisms, including those crops that have been genetically modified. Major importing countries that have ratified the Protocol include Mexico and Japan. The United States and Australia have indicated they do not intend to ratify the Protocol. Agricore United has taken steps to ensure the Company is in full compliance with requirements under the Protocol where necessary.

BUSINESS OF THE COMPANY

Western Canadian Agricultural Industry

In western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) there are over 144,000 farms, of which approximately 32% have annual gross revenues exceeding $100,000. The following is a brief overview of the two principal components of western Canadian agriculture, grain and livestock.

Western Canadian Grain Handling Industry

Western Canada provides an excellent environment for growing grain. Canada is a significant producer and exporter of grains, with about 16% of the world wheat trade. The bulk of productive capacity is in western Canada. Over the ten crop years ending July 31, 2001 (excluding the recent 2002 crop year in which drought caused significantly reduced production), 95% of Canada's average production (51.1 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax, peas and rye) came from this region. Over the last 43 years, Canada's annual production of the major grains has increased from 25.6 million metric tonnes to 49.4 million metric tonnes in the 2002/2003 crop year (see "Recent Developments – Recent Droughts"). Supporting Canada's grain production is a substantial crop production services industry. In the 2002 calendar year, farm operating expenditures in western Canada totalled more than $5.5 billion, including $3.0 billion spent on the principal crop production inputs, consisting of approximately $1.5 billion spent on fertilizer, $1.0 billion spent on crop protection products and $500 million spent on seed.

Handling begins with the transportation of the grain from the farm to the country (or primary) elevator. The grain is weighed, inspected, graded and dockage (an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains) is assessed. The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other items. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster or to a port terminal. At either the country elevator or at the port terminal, grain is cleaned to standards set by the Canadian Grain Commission. At the port terminal, the grain for export is again weighed, inspected, graded and dockage is assessed. It is also cleaned, if necessary, and is held until it is transported to end-use customers.

Regulation

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact upon the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board

The principal mandate of The Canadian Wheat Board (the "CWB") is to market in an orderly manner, in interprovincial and export trade, grain grown in Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of Canadian wheat used for human consumption and barley used for malting purposes. The CWB also is the sole export marketing agency for all Canadian wheat and barley. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils, such as Linola oil, canola oil and linseed oil.

The CWB also performs a coordinating role within Canada's grain handling and marketing system by arranging for the sale of Board Grains to domestic or international customers, either directly or through an accredited exporter. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at: port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; one of the west coast port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by the domestic, U.S. or Mexican end-use customer.

The CWB undertakes many activities aimed at managing the flow of Board Grain from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it should be sold, and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains). The CWB also seeks to ensure that grain is in position at port terminals to meet sales commitments.

Grain handling companies, including Agricore United, act as agents in the handling of Board Grains, with typically about 60% of these companies total grain volume handled on behalf of the CWB, although the trend is to a lower proportion of Board Grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other items. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an averaged or "pooled" basis, less the Initial Price. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

At the end of the crop year and the beginning of a new one, grain handling companies handling Board Grains (including Agricore United) perform a two-stage inventory adjustment process. Firstly, on July 31, companies reconcile their Board Grain inventories with the records of the CWB. Differences can occur over time for a number of reasons, including gains and losses from blending, grading and shrinkage. On the basis of the valuation of the reconciled inventories, the companies will either pay to or receive payment from the CWB, an amount required to adjust the inventories based on prices in effect on July 31. Secondly, on August 1, the companies will restate their inventories at the new Initial Prices, which results in a payment to or from the CWB, depending on whether the new Initial Prices have increased or decreased. The result of this two-stage inventory adjustment process is to adjust the value of the Company's Board Grains to the new Initial Price that the CWB will pay upon delivery in the upcoming crop year.

Recent Changes

For the crop year ending July 31, 2004, the CWB reduced the percentage of Board Grains (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the preceding three years yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts (about $34 million in tendering discounts, performance penalties and railway and port volume rebates for the 2002/2003 crop year ended July 31, 2003). With fewer tonnes being tendered, tendering discounts offered by grain handlers may decline. Individual grain handlers may also experience difficulty in increasing their current share of CWB grain shipments because of the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

Tendering Process

To fulfill the requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff of fees for services in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country elevators to the port terminal.

Rail Car Allocation

Under its recently revised rail car allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on an equal weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded rail cars among country elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, with the key difference being the notice period that the grain handling company receives. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total rail car allotment. General Car Awards make up the remaining 60% of the total 80% rail car allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station.

Accountability of Grain Handling Companies and the CWB

Under the handling agreement, grain handling companies are responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, including storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

Canadian Grain Commission

The Canadian Grain Commission (the "Grain Commission") is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the Grain Commission and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities, including such matters as the weighing, grading and treatment of grain, the monitoring of the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards.

Operators of grain handling facilities must obtain a licence from the Grain Commission. Grain is purchased by grain handling companies at a country elevator at a quality standard determined by the Grain Commission. At either the country elevator or the port terminal, grain is cleaned to the Grain Commission's standards. If the grain is shipped to a port terminal for export, it is weighed, inspected and graded by Grain Commission staff as it is unloaded and also as it is loaded from the port terminal onto ships or rail cars for export.

The final certificate issued for each export shipment of grain is internationally recognized and accepted as the Grain Commission's guarantee of grain quality and quantity.

Canada Transportation Act

The Transportation Act establishes the legal framework for the transportation of grains in western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In recent years, CN Rail and the Canadian Pacific Railway have increased the freight discounts available to grain handling companies for multiple car shipments or unit trains. The discounts currently range from $0.50 per metric tonne on blocks of 25 cars up to $8.50 per metric tonne on 100 car shuttle trains. Grain handlers can book shuttle trains with the railways in advance of obtaining the orders to load the train and receive a heightened discount for the shuttle train pre-booking. In the case of a regular 100 car unit train, the grain handler obtains the orders to load first and then awaits the first available unit train in return for a freight discount of up to $7.00 per tonne. Grain companies have rapidly increased the amount of grain shipped under these discounted rates. Approximately 90% of grain traffic is now shipped in blocks of 25 cars or greater, compared to about 15% in 1997 and the Company ships over 95% of its export traffic in multi-car blocks.

Non-Board Grains

Non-Board Grains are subject to the Grain Act and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act.* As a result, the price paid by grain handling companies to farmers for Non-Board Grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

Grain Elevator Consolidation

Over the last few years, the western Canadian grain handling industry has undergone a rapid and significant transformation as a result of grain elevator consolidation. As a result of the abolition of Canadian federal government rail rate subsidies in 1995, subsequent rail line abandonment and the availability of discounts from the railways for multi-car loading, Agricore United and other grain handling companies have closed (and are continuing to close) significant numbers of older and less efficient country grain elevators. These conventional elevators have been replaced with new, more efficient, High Throughput Elevators ("HTEs") capable of loading 50 or more rail cars in a 12-hour period. The newer HTEs with large numbers of car spots are capable of handling grain at a much lower cost per metric tonne and achieving significantly higher rates of inventory turns. Whereas smaller elevators with less than 25 car spots have traditionally achieved four to five inventory turns per year, new HTEs have achieved as many as 19 inventory turns in a year. In order to achieve this efficiency, HTEs serve farms across a wide distance from the elevator.

Over the past 40 years, while the volume of grain handled has increased, the number of western Canadian country grain elevators has decreased significantly as part of an ongoing process of rationalization in the industry. The total number of licensed country elevators in western Canada has declined from approximately 5,200 in the early 1960s to 382 as at August 1, 2003 and grain handling industry storage capacity has decreased from approximately 10.2 million metric tonnes in the early 1960s to approximately 5.1 million metric tonnes as at August 1, 2003.

However, despite the decrease in the number of country grain elevators and in industry storage capacity, the annual throughput or handling capacity (the volume of grain that can be handled in a crop year) of the western Canadian grain handling industry increased significantly during the four years preceding the 2001 and 2002

droughts. The current western Canadian grain handling capacity significantly exceeds Canada's average annual production of major grains of 51.1 million metric tonnes over the ten crop years ending July 31, 2001 (excluding the 2002 drought year). This overcapacity, resulting from the ability of HTEs to handle significantly more grain than older, conventional country grain elevators, is cited by The Dominion Bond Rating Service (DBRS) as a major competitive concern in its 2003 report on the "Grain Industry in Canada". Since the Merger, the Company has closed 66 country grain elevators and plans to further reduce its excess grain handling capacity by closing additional country grain elevators. In addition, the Company believes that the excess industry shipping capacity will promote further consolidation in the western Canadian grain handling industry.

Western Canadian Livestock Industry

Western Canada's livestock industry has been the area of agriculture that delivered the most consistent growth in farm receipts over the past decade. Western Canadian farm cash receipts from animal agriculture increased from $5.8 billion in 1995 to $9.7 billion in 2002, the most recent year for which statistics are available, representing 47% of total farm receipts. This total was divided between beef ($6.5 billion), hogs ($1.5 billion), dairy ($1.0 billion) and poultry ($746 million). Growth in the livestock industry has been driven by growth in domestic and export demand. A significant portion of western Canadian beef and hog production is exported. Dairy and poultry markets are primarily domestic in nature, as supply management boards mandated by Canadian federal and provincial governments govern them.

Western Canada is one of the world's lowest cost areas for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for growing hogs and beef, by normally abundant and competitively priced feed grains, and by the availability of expertise and capital for these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock (except as a result of the droughts in 2001 and 2002). In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

Feed Industry

The feed industry has also undergone growth over the last decade primarily due to growth in export demand in the beef and hog sectors. Western Canadian farmers spent approximately $2.5 billion on livestock feed products during the 2002 calendar year. The feed industry has experienced consolidation in the past 10 years. As a result there are currently only six major livestock feed companies operating in more than one province in western Canada. Local feed suppliers are gradually being absorbed by the major companies or are closing if their scale is too small or their facilities become obsolete. In order to meet the demands and specifications of producers and consumers, feed manufacturers are becoming more sophisticated with increased focus on animal nutrition.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements, and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has grown over the past decade. This growth has been fuelled by feed company involvement in livestock financing and/or ownership. In addition, an earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can

compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

As a result of the 2002 drought (see "Recent Developments – Recent Droughts"), livestock producers began liquidating beef cattle on feed in the fall of the 2002 calendar year, which negatively impacted in manufactured feed sales through much of the 2003 calendar year. The discovery of a single case of BSE in Alberta has contributed to a slow recovery of the livestock industry in western Canada and in particular the number of beef cattle on feed (see "Recent Developments – BSE Disease in Alberta").

Agricore United's Business

Agricore United provides a wide range of goods and services to western Canadian farmers, as well as marketing agricultural commodities domestically and internationally. The Company provides the customer with a "pipeline" of goods and services, helping farmers through the stages of the production and marketing cycle in crops and livestock. The Company's principal business activities are grain handling and merchandising, crop production services and livestock services.

Agricore United had four reportable operating segments for the fiscal year ended October 31, 2003: grain handling and merchandising, crop production services, livestock services and financial markets and other investments. On September 30, 2003, the Company sold the assets of its farm business communications operating segment (see "Recent Developments – Sale of Farm Business Communications Division").

Consumer awareness and concern over food safety and "traceability" is a developing trend. The Company has established a number of processes to track and identify crops at every stage of production from seed to customer to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9001 certification for the processing and export of grains, oilseeds and special crops. ISO 9001 registration and HACCP compliance are verified by third-party audits.

Grain Handling and Merchandising

Agricore United's grain handling and merchandising business encompasses farm sales and services provided through the Company's network of 88 country grain elevators and 119 stand-alone farm service centres; port terminal services provided through the six port terminals which the Company owns or in which it has an interest; and grain merchandising. The Company also handles and merchandises special crops. The Company is western Canada's largest grain handling and merchandising company by volume, with an approximate 36% share of western Canadian grain handling volume.

Country Grain Elevators

At October 31, 2003, the Company owned a system of 88 country elevators located throughout the crop growing regions of Manitoba, Saskatchewan, Alberta and northeastern British Columbia. As at October 31, 2003, the Company's country elevator network includes 46 HTE elevators and ten special crop facilities which are registered ISO 9001:2000 and HACCP compliant, with the remaining two HTEs, conventional elevators and joint ventures progressing towards ISO 9001 registration and HACCP compliance.

Over the last decade, the Company has undertaken a substantial infrastructure renewal capital expenditure program to upgrade and replace older, smaller country elevators with new, more efficient, HTEs at strategic locations. These HTEs are capable of loading a minimum of 50 rail cars within a 12-hour period, while the older, smaller country elevators typically were capable of loading less than 20 rail cars in the same time period. The Company has substantially completed its infrastructure renewal capital expenditure program.

The following table sets out information regarding the Company's system of country elevators:

Province	High Throughput Elevators[1]		Conventional Elevators	
	Number	Storage Capacity[2]	Number	Storage Capacity[2]
Manitoba	15	230,830	9	60,310
Saskatchewan	13	242,660	17	99,230
Alberta	20	443,130	11	63,540
British Columbia	-	-	3	22,300
Total	48	916,620	40	245,380

(1) Country elevators capable of loading 50 or more rail cars in a 12-hour period.
(2) Metric tonnes.

Unlike a number of its competitors, the Company has a large, geographically-dispersed and strategically located country elevator network. The Company believes that the size and scope of its country elevator network positions it to achieve the throughput volumes required to permit the Company to be a low cost provider of grain handling services. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, in some cases, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays trucking premiums to farmers who transport their grains longer distances to the Company's country grain elevators. During the 12 months ended October 31, 2003, the Company handled 7.4 million metric tonnes of grain. Grain handling volumes are expected to be higher in the 2004 fiscal year based on Statistics Canada production estimates for the 2002/2003 crop year (see "Recent Developments – Recent Droughts"). As a result of the recent changes to the tendering and rail car allocation process implemented by the CWB, the Company believes that the changes to the marketplace will continue to favour low cost grain handling service providers, although they may also prolong the ongoing process of industry consolidation.

Grain handling begins with the transportation of the grain from the farm to the country elevator. Either the farmer or the Company arranges transportation of grain to the country elevator by truck. At the country elevator, the grain is weighed, inspected, graded and dockage (an estimate of foreign material, including weeds, seeds, broken kernels and other grains) is assessed. Agricore United has Handling Agreements with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company (and notice of which is provided to the Grain Commission). In the case of Non-Board Grains, the farmer receives payment from Agricore United equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied on Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

Grain may be stored in the elevator for some time before it is shipped to a domestic, U.S. or Mexican customer, such as a flour mill, feed mill, maltster or to a port terminal. At both the country elevator and the port terminal, blending of the grain can occur. Handling, blending and storage are key factors under the Company's control affecting margins and profitability. Grade gains are a significant and more variable factor and are obtained by the Company from blending grains which are below the primary standard with grains that are above the primary standards so as to allow the aggregated mix to meet the minimum standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with accounting inventory. To the degree that weights and grades at the time of the reconciliation exceed the weights and grades at the time of purchase, the Company realizes additional revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminal Services

The Company's port terminal services business links its country elevators with export customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. Four of the Company's port terminals are registered to ISO 9001:2000 and are HACCP compliant.

The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Terminal Location	Storage Capacity(1)	12 Months Ended October 31, 2003 Receipts(1)	% Ownership
Vancouver, BC (AU Terminal)(2)(3)	102,070	677,000	100%
Vancouver, BC (Cascadia)(4)	282,830	1,874,000	50%(5)
Vancouver, BC (Pacific Terminal)(2)(3)	199,150	178,000	100%(6)
Prince Rupert, B.C (4)	209,510	733,000	45.4%(7)
Thunder Bay, Ontario (Terminal A)(3)(8)	231,030	1,434,000	100%
Thunder Bay, Ontario (Terminal S)(3)	167,000	329,000	100%

(1) Metric tonnes.

(2) The Company has an agreement with the Commissioner of Competition to offer to divest of a port terminal in Vancouver (see "Risk Factors – Competition Matters Related to the Merger").

(3) Port terminal HACCP (Hazardous Analysis Critical Control Point) compliant and registered for ISO 9001:2000 quality standards for port terminal handling of grains, oilseeds and special crops.

(4) Receipts for these terminals are shown at 100%. The Company's share of these receipts is based on throughput.

(5) Cargill Limited holds the remaining 50% ownership interest.

(6) The Company is the beneficial owner of 100% of the terminal having entered into a binding letter agreement to acquire the remaining 30% from SWP (see "Recent Developments – Acquisition of Remaining Interest in the Pacific Terminal").

(7) The remaining 54.6% interest is held by SWP. (27.3%), Cargill Limited (14.7%) and James Richardson & Sons Ltd. (12.6%).

(8) This port terminal handles primarily Board Grains.

The Company has the western Canadian grain industry's largest grain handling capacity at the Port of Vancouver. The Company currently has more than sufficient capacity at the Port of Vancouver to handle all of the grains and special crops it sources in western Canada that are to be shipped through the Port of Vancouver.

Grain transported by rail from country elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored, prior to being loaded onto ships. The Grain Commission officially weighs and inspects all grain that is unloaded at a terminal elevator and issues a "Terminal Outturn'' that assesses weighing, inspection, and cleaning charges. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete.

Clean, graded grain is stored until it is required to be loaded onto a ship or rail car. During the shipping process, Grain Commission officials weigh and inspect the shipment and at completion, provide a final certificate to the customer. The Company collects elevation charges from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the ship or rail car has been loaded.

As is the case with country elevators, port terminals have the potential to blend and mix different grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by Grain Commission regulations).

Grain Merchandising

The Company's grain merchandising business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including ADM and Marubeni Corporation in Japan.

The second aspect of grain merchandising is logistics. The Company's logistics capabilities permit it to utilize its network of country elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to the Company's strategically-located HTEs. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers.

The final aspect of grain merchandising is risk management in respect of the Company's Non-Board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions (see "– Risk Management – Inventories").

Agricore United is also a marketer of beans and special crops. This business handles pinto, pink, great northern, small red and black beans, and operates processing plants at Taber and Bow Island, Alberta. As well, the Company operates bean and lentil processing facilities at Carman, Manitoba and Ray, North Dakota together with marketing offices at Carman, Manitoba; Minneapolis, Minnesota; and Lewiston, Idaho. Agricore United's bean business offers flexible contracting options, agronomic advice and field support to over 450 contract bean growers across western Canada. The Company's bean and special crops business also provides producers with a source for marketing other special crops, principally edible and feed peas, chick peas, mustard, specialty oats, lentils, canary seed, sunflowers and safflowers.

The Company owns Demeter (1993) Inc., a leading North American mustard contractor, processor and marketer with mustard seed processing facilities in Warner, Alberta, Melville, Saskatchewan and Minneapolis, Minnesota that clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustards around the world. The Company owns a specialized mustard seed inland terminal in Minneapolis, Minnesota with a storage capacity of 15,000 metric tonnes. The Company also owns 50% of Alberta Industrial Mustard Company Limited, which produces a processed mustard product.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains. The volume of grains handled impacts the Company's profitability more directly because approximately 57% of the grains handled are Board Grains on which set tariffs are earned.

Crop Production Services

Agricore United is the largest retailer of crop inputs in western Canada with sales of over $800 million for the 12 months ended October 31, 2003 from over 200 locations, including 119 stand-alone crop production centres. The Company's crop production services business typically provides higher margins than its grain handling and merchandising business.

The Company's crop production services business provides farmers with fertilizers, crop protection products, seed, agronomic services and other crop production products through the Company's network of country

elevators and warehouse facilities. The Company's crop input sales have remained strong, even through recent difficult years for the western Canadian agricultural industry.

The Company's crop production services include providing extensive agronomic information enabling customers to make informed crop input decisions, offering customized application of products and arranging for financing for customers purchasing crop inputs from the Company (see "– Complementary Businesses – Agricore United Financial").

Fertilizers

Agricore United is a major distributor of fertilizers in western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its minority interest in Canadian Fertilizers Ltd. ("CFL").

The Company owns 57% of Westco, a co-operative that, in turn, owns a 34% interest in CFL (see "Recent Developments - Realignment of Ownership Interest in Westco"). CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta. Westco has the right to purchase nitrogen fertilizers from CFL at cost and sells nitrogen and other fertilizers to the Company and others on a wholesale basis. Westco is a co-operative and its income is allocated to its members based on patronage.

The Company distributes fertilizer throughout western Canada through its network of country elevators and farm service centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by Westco or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The Company minimizes its overhead costs by selling fertilizer product through its existing country elevator and farm service centre network and is able to utilize Westco as a stable, cost-effective source of supply. The western Canadian retail market for fertilizer amounts to approximately 3.8 million metric tonnes annually.

Crop Protection Products

Agricore United is a significant distributor of crop protection products in western Canada. The Company offers over 250 crop protection products including weed control, insecticides and seed treatment. The Company owns or leases three chemical distribution warehouses across western Canada and retails chemicals through its network of country elevators and crop production centres. While most crop protection products are sold directly to farmers through the Company's retail distribution network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Agricore United complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of AWSA compliant warehouses at most of its country elevators and farm service centres, representing about 630,000 square feet of storage in the aggregate.

While older products continue to be replaced with improved ones, the overall size of the $1 billion market for crop protection products in western Canada has not grown significantly in recent years. The Company estimates that its share of this market is approximately 28%. The major grain handling companies and independent retailers compete in this segment. While this industry segment has historically been fragmented, in recent years there has been considerable consolidation as a result of AWSA and similar warehousing standards for the storage of crop protection products.

Seed

Agricore United's varietal seed business has historically grown rapidly. Growth in this business has been fuelled by a combination of better seed varieties resulting from scientific advances, legislation granting proprietary rights to breeders that develop new seed varieties, and educational and marketing programs, increasing awareness and demand for varietal seed.

Agricore United is one of the largest distributors of seeds in western Canada, with numerous proprietary and publicly-available seed varieties. The Company is also involved in varietal seed development through several strategic alliances or other arrangements with leading breeding companies. The Company's business strategy focuses on retail distribution of seed while continuing to access new seed technology through new and existing strategic relationships.

Livestock Services

The Company is engaged in the livestock services industry with the manufacture and marketing of livestock feed products under the trade name Unifeed™, through its wholly-owned subsidiaries Unifeed Limited and Hart Feeds Limited ("Hart Feeds"), and through its complementary Unifinance secured financing programs and Unipork commercial hog program. The Company also arranges for financing for livestock services customers purchasing feed from the Company (see "- Complementary Businesses - Agricore United Financial and Unifeed Financial").

The Company's livestock services business typically provides higher margins than its grain handling and merchandising business.

Since 1993, when the Company embarked upon a major restructuring of its livestock services business operations, its livestock feed manufacturing has seen significant growth. This increase is attributable, in part, to the acquisition of Hart Feeds in 1995, the acquisition of Unifeed Chilliwack (formerly Pro Form Feeds, a division of Agro Pacific Industries Ltd.) in 2001, the completion of a replacement feed mill in Olds, Alberta in 2000 and the expansion and modernization of the Company's remaining feed mills.

The Company produces complete feeds and supplements at seven feed mills and two pre-mix manufacturing facilities. The seven feed mills and the Edmonton pre-mix facility are all HACCP certified by the Canadian Food Inspection Agency of the Government of Canada. The Company's smaller pre-mix facility at Somerset is HACCP compliant.

The following table sets out information regarding the Company's feed mills and pre-mix facilities:

Name and Location	Current Volume(1)	Nominal Capacity(1)
Unifeed Chilliwack, British Columbia(2)	178,000	200,000
Unifeed Armstrong, British Columbia(3)	64,000	70,000
Unifeed Edmonton, Alberta(3)(4)	86,000	90,000
Unifeed Edmonton, Alberta(5)	15,000	15,000
Unifeed Olds, Alberta(3)	78,000	200,000
Unifeed Lethbridge, Alberta(3)	269,000	250,000
Unifeed Somerset, Manitoba(5)	2,300	4,000
Unifeed Carman, Manitoba	44,000	90,000
Hart Feeds, Manitoba	80,000	90,000

(1) Metric tonnes. For the 12 months ended October 31, 2003.
(2) Feed mill producing fish feed, in addition to livestock feed. The Company acquired this facility in February 2001.
(3) Includes grain and feed ingredients brokered on behalf of customers.
(4) To be replaced by a new mill expected to have a nominal capacity of 180,000 metric tonnes scheduled to be completed in 2004.
(5) Pre-mix facility.

The Company's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes smaller quantities of bagged feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for livestock purchases, feed inputs, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. As at October 31, 2003, the Company had approximately $30 million invested in such secured financing arrangements.

The Company also sells its livestock feed products, commercial swine stock and brokers hogs under its Unipork commercial hog program. Under this program, the Company offers the opportunity for operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to stabilize cash flows through the market cycle by providing the producer with a financing program which provides a stable market price for their products under revolving contracts with minimum terms of six years. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the cash flow management mechanism are repaid to the Company. Producers participating in the Company's hog cash flow stabilization program are required to purchase their livestock feed product requirements from the Company. During the 12 month period ended October 31, 2003, approximately 295,000 market hogs were raised and approximately 131,000 metric tonnes of feed products were sold, under this program.

In addition, the Company has a 32% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over 400,000 commercial hogs each year and manufactures approximately 240,000 metric tonnes of feed in four locations. Puratone purchases some of the inputs required for its feed mill operations from the Company on commercial terms.

Complementary Businesses

Agricore United also has interests in a number of complementary businesses related to the western Canadian agricultural industry, including financial markets and other investments. Other investments include the Company's ongoing equity interest in other complementary businesses, including an insurance company and insurance brokerage firm.

Financial Markets

Agricore United Financial and Unifeed Financial

Through Agricore United Financial, the Company acts as an agent for a Canadian chartered bank that extends unsecured trade credit at competitive rates to customers of the Company's crop production services business. The sale of crop inputs peaks in May, June and July as new crops are sown, with a significant portion being credit sales. Payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that better fit their cash flow requirements and a broader range of financing options than were previously offered by the Company. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2003 fiscal year, the approved credit offered under this financing vehicle exceeded $1 billion with customer usage peaking at $352 million at July 31, 2003. As a result the Company's short-term borrowing requirements have been significantly reduced.

Subsequent to the Company's fiscal year ended October 31, 2003, the Company together with a Canadian chartered bank introduced a new financial product to customers of its livestock services business under the brand

name Unifeed Financial (see "Recent Developments – Unifeed Financial"). Unifeed Financial offers loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold.

Under these programs, the Company expects to continue to significantly reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock services businesses. As a result, the Company benefits from a reduced need to borrow in order to finance its customers' purchases and the resulting lower financing costs. Sales financed by Agricore United Financial are immediately funded and essentially represent "cash sales" to the Company.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control. Although one of Canada's leading agri-businesses, the Company is a relatively small player in the global agricultural business.

The western Canadian agricultural business is also highly competitive. However, with respect to the Company's three principal business activities, it is western Canada's largest grain handling and merchandising company by volume, western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products.

The Company estimates that its grain handling and merchandising business accounts for approximately 36% of the western Canadian grain handling industry. The Company's grain handling and merchandising business has numerous competitors including SWP, James Richardson International (Pioneer Grain), Cargill Limited, N.M. Patterson & Sons, Parrish & Heimbecker, Louis Dreyfus, ConAgra Foods, Inc., and other, smaller companies. SWP has attempted to expand into Manitoba and Alberta, Pioneer Grain, Cargill Limited, ConAgra Foods, Inc., Louis Dreyfus and N.M. Patterson & Sons each have strengthened their position in western Canada, and several smaller competitors and new farmer-owned inland terminals have been established, principally in Saskatchewan. However, unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably on these factors.

The Company's crop production services business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying fertilizer, crop protection products and seed to farmers. The marketing of a variety of distinctive new seed products, sold under the Proven Seed brand, combined with attractive contracting and financing programs and crop management services offered to farmer-customers, differentiate the products and services provided by the Company.

The Company's livestock services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns.

Employees

At October 31, 2003, the Company employed 2,743 full-time equivalent staff, a reduction of 864 full-time equivalent staff since the completion of the Merger.

The number of the Company's employees employed in each of its principal businesses is as follows: grain handling and merchandising – 1,123; crop production services – 1,035; and livestock services – 285.

Approximately 12% of the Company's employees are unionized. The following table sets out information regarding the Company's principal unionized labour group units as at October 31, 2003:

Employee Group	Location	Employees	Union	Agreement Expiry Date
Port terminal services	Vancouver, BC	227(1)	Grain Workers Union	December 31, 2005
Port terminal services	Thunder Bay, Ontario	67	United Steelworkers of America	January 31, 2006
Feed mill	Armstrong, BC	19	International Union of Operating Engineers	November 20, 2004
Seed plant	Edmonton, Alberta	10	United Food and Commercial Workers	March 31, 2005

(1) Includes 52 employees employed by Pacific Elevators Limited and 90 employees employed by Cascadia Terminal. The Company beneficially owns 100% of Pacific Elevators Limited and 50% of Cascadia Terminal.

Environmental Regulation

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations relating to air emissions (*e.g.*, grain dust), wastewater discharges, the use, handling, storage and disposal of hazardous substances (*e.g.*, pesticides and fertilizers), and the remediation of contamination. The Company believes that its operations are currently in substantial compliance with all such material laws and regulations and has environmental and occupational health and safety management systems to facilitate such compliance. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

The Company's current and former operations are also subject to environmental remediation laws that can impose liability for the cost of the remediation of contamination in connection with such operations. Other than with respect to Westco discussed below, the Company is not aware of any environmental liability that is expected to have a material adverse effect on its business, results of operation or financial condition.

The Company's majority-owned subsidiary, Westco, is responsible for the decommissioning, remediation and reclamation costs of two of Westco's former fertilizer production facilities in Calgary and Medicine Hat, Alberta. In 1995, based on an independent environmental consultant's report, Westco reported a $61.5 million charge against earnings for estimated decommissioning, remediation and reclamation costs at such facilities. In June 2000, Westco, with the assistance of independent environmental consultants, developed conceptual reclamation plans for such facilities based on environmental site assessments, site-specific risk data and currently-available technologies. Based on these more detailed plans, Westco developed an updated cost estimate of a base case of $51 million (which included potential remediation liability associated with a portion of the Calgary site that Westco leases to Earth Science Extraction Company), resulting in a $10.5 million reduction to the 1995 provision. In October 2001, an independent environmental consultant estimated that Westco's $51 million cost estimate might be $3 million higher with respect to long-term monitoring costs at the facilities and the remediation of the Earth Sciences Extraction Company leased site, for a total of $54 million. It was the independent environmental consultant's opinion that Westco's alternate case total that was developed in June 2000 of $70.1 million represented a low probability, conservative outcome. Agricore had previously provided for its proportionate share of Westco's expected environmental liability. The Company recorded a further provision of $5 million for other long-term liabilities in connection with the Merger to provide more fully for its proportionate share of this and other similar potential liabilities.

The Company anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent environmental, health and safety laws and regulations, as well as increased enforcement of such laws and regulations. Based on existing and proposed environmental, health and safety laws and regulations, the Company does not believe that such increased expenditures will have a material adverse effect on the Company's earnings. The Risk Management Committee of the board of directors of the Company reviews and monitors the management of the Company's environmental risks.

Risk Management

In the conduct of its business, the Company faces certain risks, including risks related to variations in grain handling volumes, the risk of adverse movements in the price of Company-owned grain inventories, environmental, health and safety risks, foreign currency positions (primarily denominated in U.S. dollars), as well as the risk of catastrophic losses on inventories and facilities from fire and other perils. The Company, under the direction of the Risk Management Committee of the board of directors of the Company, manages its exposure to risk.

Insurance

The Company reached an agreement for a new grain volume insurance program commencing with the 2003/2004 crop year through the 2005/2006 crop year (see "Recent Developments – Grain Volume Insurance Program"). The new program also allowed the Company to claim a further $4.7 million for the 2001/2002 crop year in addition to the initial claim of $7.5 million recovered under an integrated risk insurance program (including a grain volume insurance cover), relating to the assets of UGG only, which expired December 31, 2002. The new grain volume insurance program did not provide any coverage in respect of grain handling volume for the 2002/2003 crop year, the same year as the second, severe drought which resulted in further reduced grain handling by the industry and the Company for that crop year (see "Recent Developments – Recent Droughts").

In January 2004, the Company entered into a new integrated insurance program that covers the business and assets of the Company and provides supplemental grain volume insurance in addition to the coverage provided by the grain volume insurance program described above (see "Recent Developments – Integrated Insurance Program"). The Company also continues to purchase a variety of other insurance coverages (property, general liability, marine cargo, charterers' liability and environmental liability insurance) through a subscription of underwriters arranged through one of its subsidiaries. The Company also carries insurance coverage for its directors and officers and fiduciary responsibilities under employee benefit programs. Other insurance agreements include a variety of fidelity and performance bonds, certain professional errors and omissions coverages and other specific insurance to address identified risks or to meet statutory and regulatory requirements.

The Company's grain volume insurance program and integrated risk insurance program provides a significant amount of protection against revenue losses due to a specified decrease in grain handling volumes. Under the grain volume insurance program, the Company is permitted to make a claim, subject to policy deductibles, for its grain handling volume-related losses if industry grain shipment volumes falls below the trailing five-year average of industry grain shipment volumes.

Inventories

Approximately 57% of the grain handled by the Company are Board Grains. Since the Initial Price paid by the Company to farmers on behalf of the CWB is reimbursed in full together with the actual financing charges incurred, the resulting Board Grain inventories are not generally subject to price fluctuation risk to the Company.

The Company is subject to the risk that it may handle Board Grains in a manner that results in a loss of grade or that the price relationship between or within grades may change mid-year. In such circumstances, the Company may revise the grades of grain recorded as their inventory by the CWB prior to any price change

between grades. These adjusted grades then become the basis for the calculation for the price change. The CWB may make price changes between grades within 45 days of the Company report. This limits risk to activity for the 45 days. Other than in these circumstances, the Company is fully protected by the CWB for changes in the general level of prices for Board Grains.

Where practicable, purchases of Non-Board Grains for the Company's own account are hedged on regulated futures markets utilizing futures contracts. The Company has memberships on the Winnipeg Commodity Exchange, where futures contracts are traded in certain Non-Board Grains. The Company also utilizes other regulated futures markets, such as the Chicago Board of Trade, from time to time as required and utilizes the services of members of those exchanges for a fee.

It is impossible to be completely hedged against Non-Board Grain price movements because of the size of futures contracts and time constraints. The Company maintains an internal policy imposing strict limits on the amount of unhedged Non-Board Grain inventory owned by the Company at any given time. As a result, the degree to which the Company is at risk for its own unhedged Non-Board Grains at any time is relatively small and poses no material risk to the Company.

Certain commodities traded for the Company's account, such as mustard and forage crops, cannot be hedged on a futures market, as no regulated markets exist for these commodities. Wherever practicable, margins between purchase price and sales price are locked in by "back-to-back" buying and selling.

Environmental, Health and Safety

The Company also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances such as fertilizers and crop protection products (*e.g.*, pesticides and herbicides). The Company's environmental and occupational health and safety management systems are designed to identify and control such risks in all of the Company's business operations and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits. The Company's crop protection product warehouses have also been audited and conform to the AWSA's standards for crop protection product warehouses.

Foreign Exchange Risks

A sizeable portion of the sales of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets, and such transactions are denominated primarily in U.S. dollars. The Company hedges substantially all foreign currency transactions by using options, futures currency contracts or forward exchange contracts.

Seasonality

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of crop production services' products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

RISK FACTORS

The following factors presently known to management of the Company could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Poor Weather Conditions

Weather conditions are a significant operating risk affecting the Company. Poor weather conditions (whether too dry or too wet) may adversely affect farm output which, in turn, may adversely affect volume-related revenues earned by the Company's grain handling business in respect of both Board Grains and Non-Board Grains. Reduced grain volumes resulting from poor weather conditions may, in turn, affect the volumes and sales mix of crop production inputs sold by the Company and the revenues and profitability of the Company's other businesses because of the resulting pressure on farm incomes. Reduced grain handling, crop production input sales or other business revenues or profits resulting from poor weather conditions may have a material adverse effect on the Company's results of operations, business, prospects and financial condition, depending on the severity, duration and geographic area affected by the poor weather conditions.

Western Canada experienced a drought during the summer of 2001 in southern portions of Saskatchewan and Alberta and a severe drought during the summer of 2002 in the central and northern areas of Saskatchewan and Alberta. Statistics Canada reported that total Canadian exports of grains and oilseeds for the industry as a whole were approximately 17% lower for the 2001/2002 crop year ended July 31, 2002 than for the 2000/2001 crop year. Industry shipments declined a further 27% for the 2002/2003 crop year compared to the 2001/2002 crop year. The impact of this reduced grain handling volume on the earnings before interest, securitization expenses, unusual items and income taxes ("EBIT") of the industry as a whole was significantly in excess of these percentages because of the high fixed cost nature of the grain handling business. The pro forma EBIT from the Company's grain handling and merchandising business for the 12 months ended July 31, 2002, net of amounts recovered under the Company's integrated risk insurance, was reduced by approximately $35 million compared to the year ended July 31, 2001. Consistent with the overall decline in industry shipments, the EBIT from the Company's grain handling and merchandising business for the 2003 fiscal year was reduced by a further $43.5 million, including the offsetting impact of operating cost reductions (see "Management's Discussion and Analysis").

On December 5, 2003, Statistics Canada reported western Canadian production estimates for 2003 of about 46 million tonnes (or 95% of average production for the 10 years ended July 31, 2001). Manitoba and Alberta production estimates represent about 115% and 96% of their respective 10 year average production. Statistics Canada 2003 estimates for Saskatchewan represent about 88% of that province's 10 year average. The Company's network of grain elevators, while geographically dispersed across the prairies, is more concentrated in Alberta and Manitoba. These grain production estimates from the 2003 growing season represent a significant increase in tonnes available for shipping by the industry, including the Company, in late 2003 and 2004.

Aside from production estimates, industry grain shipments are affected by the amount of production consumed in the domestic and export markets and the degree to which production will be used to rebuild depleted grain stocks. The demand for export grain and the re-building of grain stocks may also be influenced favourably by the poor production conditions experienced in several parts of Europe and Asia in the most recent year. However, the actual increase, if any, in grain handling volumes may be less than Statistics Canada's estimates, and the effect on the Company's earnings may be worse than the Company estimates (see "Management's Discussion and Analysis"). Any decline in grain handling volume resulting from poor weather in future periods may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

In an effort to mitigate the risk of poor weather, the Company concluded an agreement for a new grain volume insurance program for crop years 2003/2004 to 2005/2006 (see "General Developments of the Business" and "Recent Developments – Grain Volume Insurance") and incorporated additional coverage for reduced grain volumes in its three year integrated insurance program implemented effective January 1, 2004 (see "General Developments of the Business" and "Recent Developments – Integrated Insurance Program"). There can be no assurances that the coverage provided by the insurance programs will sufficiently offset any revenue reductions resulting from declines in grain handling volumes, which typically occurs following drought years, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Agricultural Commodity Prices

Prices of agricultural commodities are influenced by a variety of unpredictable factors which are beyond the control of the Company, including weather, planting intentions, government (Canadian and foreign) farm programs and policies, changes in global demand resulting from population growth and higher standards of living, and global production of similar and competitive crops. Grain and oilseed prices have, until recently, been depressed, primarily as a result of foreign government subsidies and trade barriers. Prices rose in late 2002 in response to reduced production and lower grain inventories worldwide. Grain and oilseed prices are a chief determinant of farm income levels and influence farmers' decisions regarding total planted acreage and the types of crops grown. Historically, farmers have tended to react to lower agricultural commodity prices by reducing expenditures on crop production inputs and other farm-related expenditures. As a result, lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of crop production input sales and revenues and profitability of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company also faces the risk of commodity price declines on Non-Board Grains during the period between the purchase of such grains from producers and the sale of such grains by the Company. The Company may not completely hedge this exposure to such commodity price declines because of, among other things, the size of the forward contracts that would be involved and the fact that no regulated futures market exists for certain of the special crops handled by the Company. To the extent it is not practicable for the Company to fully hedge its exposure to commodity price declines relating to its merchandising of Non-Board Grains, agricultural commodity price declines may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Financial Leverage

The total long-term debt (including current portion) of the Company as at October 31, 2003 was $388 million and total short-term indebtedness was $176 million, offset by cash and cash equivalents of $54 million. The Company's leverage ratio (net funded debt to capitalization) as at October 31, 2002 of 56% decreased to 46% as at October 31, 2003 primarily as a result of the debt restructuring in November and December of 2002 (see “Recent Developments – Credit Facilities” and "Management's Discussion and Analysis"). The Company's financial leverage poses risks to the Company, including the risk that the Company may not generate sufficient cash to service the debt and to adequately fund the Company's operations and sustaining capital expenditure program. The Company's debt service requirements for the twelve months ended October 31, 2003 were $67 million. Debt service requirements in future periods could be higher, depending on interest rates and debt levels. If the Company's cash flow is not sufficient to service its debt and adequately fund its business, it may seek additional financing, dispose of assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected on satisfactory terms or at all. In addition, the Company's financial leverage could impair its ability to obtain additional financing in the future, which may reduce the Company's flexibility to respond to new business opportunities or changing business and economic conditions and may make it vulnerable in the event of a downturn in its business.

Additional Funding Requirements

The Company may require additional funding beyond the short and medium term, and there is no guarantee that such funding will continue to be available to the Company in the long term on terms acceptable to the Company or at all. In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in November 2007, and obtained a $109 million 13-year secured term facility from a life insurance company (see "Recent Developments — Credit Facilities"). The availability of any additional funding will depend on a number of factors, including the Company's future financial performance.

As a result of changes in the security requirements of the Canadian Grain Commission, new security requirements under the Company's grain volume insurance program and ongoing requirements of the Winnipeg Commodity Exchange, the Company had $95 million letters of credit outstanding as at October 31, 2003 (an increase of $58 million over October 31, 2002). As a result, the Company's available uncommitted short-term revolving credit facility at October 31, 2003 was $105 million out of a total facility of $350 million. While the uncommitted facility increased almost $100 million over the prior year as a result of the debt restructuring, the recent increase in the amount of the outstanding letters of credit may limit the Company's access to additional funding in the short-term, which may have a material adverse effect on the Company's results of operations, business, prospects and financial conditions.

International Trade and Political Uncertainty

The world grain market is subject to numerous risks and uncertainties, including risks and uncertainties related to international trade and global political conditions which can affect Canada's ability to compete in the world grain market and importing countries' ability to purchase grains and oilseeds. These factors affect Canada's export levels of both Board Grains and Non-Board Grains that, in turn, affect the Company's grain handling volume. In addition, high levels of subsidies, especially by the United States and the European Union, and non-tariff barriers to support domestic production currently affect international agricultural trade. Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on agricultural commodity prices.

Competition

Competition in the industries in which the Company operates is strong. The Company is a relatively small player in the world agricultural industry. Certain of the Company's international competitors may have greater financial and capital resources than the Company. Competition in the grain handling industry continues to grow as a result of the expansion of historical participants and the relatively recent addition of several entrants. In addition, there is shipping overcapacity in the grain handling industry as a result of the industry trend to replace conventional country elevators with high throughput country elevators. The DBRS has cited handling overcapacity as a major competitive concern in a number of its recent grain company ratings. Increasing competition in respect of the Company's other businesses is being fuelled by increasing competition in the international grain and oilseed markets in which the Company's customers participate. Further deregulation of Canada's grain handling industry and rail transportation system may further stimulate competition in these industries.

Domestic Regulation

Canada's grain industry and rail transportation are highly regulated. Under the *Canadian Wheat Board Act*, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption. Since Board Grains account for approximately 57% of the grain handled by the Company for the 12 months ended October 31, 2003, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, recent reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased rail car allocation represents a return to a less commercial freight forwarding system and may adversely impact the competitive environment within western Canadian agriculture and consequently the Company's results of operations, business, prospects and financial condition (see "General Development of the Business" and "Recent Developments – CWB Tendering Process Changes").

Environmental Risks

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations. Failure to comply with such laws or regulations can subject the Company to significant liabilities, including fines and penalties. Although the Company believes that it is in substantial compliance with all material environmental, health and safety laws and regulations, there can be no assurance that the Company will not experience difficulties with its efforts to comply with such laws and regulations as they change in the future or that the Company's continued compliance efforts will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition. The Company also anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent laws and regulations relating to the protection of the environment and occupational health and safety.

The release of hazardous substances (*e.g.*, pesticides, herbicides, fertilizers and fuels) on or from properties previously or currently owned, leased, occupied or used by the Company or as a result of the Company's operations has resulted, and could further result, in the requirement to investigate, control and/or remediate such releases. For example, Westco is responsible for decommissioning, remediating and reclaiming two of its former fertilizer manufacturing facilities (see "Business of the Company – Agricore United's Business – Environmental Regulation"). While the estimated costs of such decommissioning, remediation and reclamation have been provided for as a charge against earnings for the purposes of Westco's financial statements, the actual costs may exceed such estimates which may materially reduce the value of the Company's investment in Westco. The presence or release of hazardous substances could also have a material adverse effect on the Company's ability to sell its interest in its properties or could lead to claims by third parties as a result of the release of such substances.

Diseases and Other Livestock Industry Risks

The Company's investment in the hog industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, competition from present and future industry participants, public concerns over the environmental impact of large-scale hog production and any new environmental regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If any of the hog barns in which the Company has an interest were affected by a swine disease outbreak, the unit may have to be shut down and de-populated in order to eliminate all traces of disease, thereby resulting in lost production days and lost revenue. Similarly, if western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The western Canadian livestock industry's prospects continue to languish as a result of the continuing export bans declared by many countries on May 20, 2003 following the discovery of a single case of BSE in Alberta. The initial result of the export ban was an increase in the number of beef cattle on feed. Although the total number of beef cattle in western Canada remains stable, the number of cattle on feed (particularly in feedlots) had declined in the summer of 2003. In December 2003, the discovery of BSE in the United States resulted in additional bans being imposed on North American exports as well as further delays in the relaxation by the United States of import bans on Canadian ruminants and ruminant products. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business. The Company also provides marketing services to swine producers, brokers the sale of hogs to various stages of the finishing process and has an investment in the Puratone Corporation, the 2nd largest swine producer in Manitoba. The broader effect of the export bans on the livestock industry as a whole, overall farm incomes and any subsequent impact on producer purchasing power remains uncertain. There can be no assurances that further delays in the relaxation of the export bans will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The United States has proposed to delay the concept of "Country of Origin" labelling for meat and other fresh commodities for two years beyond the original implementation date of September 30, 2004. Since Canada's capacity to finish some livestock for market and its slaughter capacity are limited, reduced export shipments could either restrict growth or lead to a contraction of production of livestock in Canada. Market resistance in the United States to product labelling other than "Product of USA" could also lead to pricing differentials on products raised and/or processed in Canada and negatively impact producer margins. Contraction of the Canadian livestock market or curtailment of growth could adversely impact the Company's sales of and margins on livestock feed products, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

While the delay in implementation of Country of Origin labelling may improve livestock producers' access to the United States in the coming months, there can be no assurances that the recent discovery of BSE in the United States will not result in the reintroduction of Country of Origin labelling.

Acceptance of Genetically Modified Products

Agricultural and food products handled and processed by the Company include genetically modified crops. The commercial success of these products will depend in part on domestic and foreign government and public acceptance of the cultivation, distribution and consumption of genetically modified products. If domestic or foreign government regulation or public attitudes were to substantially reduce the demand for genetically modified products, the Company's grain handling volumes could be adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Labour Disruptions

Labour difficulties have arisen and may in the future arise at one or more of the Company's facilities or at other companies or government departments or agencies on which the Company depends for transportation or other services, such as the railway companies, the Grain Commission or the CWB. Any such labour difficulties could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. In addition, the Company is subject to stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such regulations may become more stringent and comprehensive and result in modifications to the Company's facilities or practices involving additional costs.

Dependence on Key Personnel

The Company's future business, financial condition and operating results depend, in part, on its ability to attract and retain certain key personnel. Competition for highly skilled and other technical personnel is intense. There can be no assurance that the Company will be able to hire and retain such personnel at compensation levels consistent with the Company's existing compensation and salary structure. The Company's future business, financial condition and operating results also depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, who generally do not have employment agreements with the Company, other than certain change of control agreements, and certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Technological Advances

If the Company fails to access new technology (including seed technology) and to continually upgrade its facilities and processes to reflect technological advances, such failure would negatively impact the competitive position of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Credit Risk

Trade receivables generally comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Agricore United Financial. Despite the recent introduction of Unifeed Financial, the Company continues to provide financing to certain purchasers of feed and livestock under its Unifinance secured financing program. As a result, the Company is exposed to the credit risk associated with certain of its customers. Any failure of a significant portion of such customers to fulfill their obligations to the Company on a timely basis, or at all, may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Foreign Exchange Risk

A significant portion of the Company's inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets and such transactions are denominated primarily in U.S. dollars. As the Company's operations are almost entirely based in Canada, the bulk of its expenses are in Canadian dollars and the Company reports its results in Canadian dollars. To the extent that the Company does not adequately hedge its foreign exchange risk, changes in the exchange rate between the Canadian dollar and the U.S. dollar may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Competition Matters Related to the Merger

During the course of its review of the Merger, the Canadian Competition Bureau identified competition concerns relating to (i) the purchasing and handling of grain in certain local markets in western Canada and (ii) the provision of port terminal grain handling services at the Port of Vancouver. The Competition Bureau determined that the Merger would result in a substantial lessening of competition in these markets.

In order to address the Competition Bureau's concerns and to permit the Merger to proceed, the Company agreed to divest five or six country grain elevators in Alberta and the country grain elevator in Dutton Siding, Manitoba. On February 19, 2002, the Competition Tribunal issued a consent order under the *Competition Act* (Canada) requiring the divestiture of the aforementioned country grain elevators. Since the issuance of the order, the Company has divested six country grain elevators in Alberta and the country grain elevator in Dutton Siding, Manitoba.

On October 17, 2002, the Company announced that it had reached an agreement with the Commissioner of Competition (the "Commissioner") in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver. The Company has agreed to offer to divest, at its option, either (i) the AU Terminal or (ii) the Pacific Terminal owned by WPTL and operated by PEL. A consent agreement between the Commissioner and the Company was filed and registered with the Competition Tribunal on October 17, 2002 requiring such divestiture and terminating the proceedings previously commenced by the Commissioner in this regard. The Company has entered into a binding letter agreement with SWP to acquire the remaining 30% of each of WPTL and PEL effective October 1, 2002.

Under the *Competition Act* (Canada), the Commissioner may make an application to the Competition Tribunal to rescind or vary a consent agreement or consent order. The Competition Tribunal may rescind or vary a consent agreement or consent order if it finds that the circumstances that led to the making of the agreement or order have changed and, in the circumstances that exist at the time the application is made, the agreement or order would not have been made or would have been ineffective in achieving its intended purpose.

If the Competition Tribunal were to rescind or vary certain terms of the consent agreement or consent order, the Company's results of operations, business, prospects and financial condition could be materially adversely affected. In addition, the Company's proceeds from the sale of the AU Terminal or the Pacific Terminal may be less than the Company would have received if these assets were sold in other circumstances.

United Grain Growers Act

The Company is governed by the UGG Act. Under the UGG Act, members of the Company are entitled to elect 12 of the 15 directors of the Company. Shareholders of the Company are entitled to elect only three of the 15 directors of the Company and, therefore, do not control the Company. Under the UGG Act, shareholders of the Company do not have the power to remove directors of the Company elected by members. Removing directors of the Company elected by shareholders of the Company requires a 75% Resolution: the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special shareholders' meeting.

Members must approve any dissolution or liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purposes of voting only. The UGG Act provides that the provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. To effect a fundamental change would require: (i) a 75% Resolution to continue the Company under the CBCA; or (ii) depending on the nature of the fundamental change, a 75% Resolution or the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders, and a special act of the Parliament of Canada to amend the UGG Act. To change the Company's governance structure would require a 75% Resolution and a special act of the Parliament of Canada to amend the UGG Act. The provisions of the UGG Act may discourage third parties from attempting to take control of the Company, which may not be in the best interests of the holders of Limited Voting Common Shares.

FINANCIAL HIGHLIGHTS

Reference is made to the audited comparative annual consolidated financial statements of Agricore United, including the notes thereto, for the 12 months ended October 31, 2003, together with the auditors' report thereon, which financial statements, notes and auditors' report are incorporated herein by reference. The following information relates exclusively to UGG, carrying on business as Agricore United.

The Company became a public company on July 28, 1993. Subsequent to its initial public offering under which the Company issued 1,220,510 Limited Voting Common Shares at $8 per share, the following issue and redemption of share capital has occurred:

August 1993 to July 1994	From August 1993 to July 1994, the Company purchased 3,099 of its Limited Voting Common Shares for cancellation.
April 1994	The Company issued 2,000,000 Limited Voting Common Shares at $9 per share upon the conversion of Special Warrants.
November 1996	The Company issued 2,000,000 Limited Voting Common Shares to the public at $11 per share.
August to September 1997	In August 1997, the Company issued 4,828,320 Limited Voting Common Shares to ADM Agri-Industries Company (formerly ADM Agri-Industries Ltd.), a wholly-owned subsidiary of ADM, which then converted a debenture, issued in May 1997, to 2,207,250 Limited Voting Common Shares, both at $16 per share. In September 1997, UGG repurchased 3,909,010 of its Limited Voting Common Shares at $16 per share.
October 1997	The Company issued 750,000 Limited Voting Common Shares to Marubeni Corporation at $16 per share.
June 2000 to June 2001	Pursuant to a normal course issuer bid announced June 26, 2000, the Company purchased 64,100 of its Limited Voting Common Shares for cancellation. The bid ended effective June 27, 2001.
November 1, 2001	The Company issued 20,492,305 Limited Voting Common Shares at $11.77 per share to Agricore stakeholders in exchange for their economic interest in Agricore.
December 11, 2001	The Company issued 6,709,359 Limited Voting Common shares to the public at $8 per share. In addition, 1,256,432 of Limited Voting Common Shares were issued under an "Over-Allotment Option". Of these combined shares, ADM Agri-Industries Company purchased 1,970,275 under its pre-emptive rights. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.
November 27, 2002	The Company issued $105 million of 9% Convertible Unsecured Subordinated Debentures due 2007, including $45 million purchased by ADM Agri-Industries Company. The Debentures are convertible, at the option of the holder on or prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company in certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares.

August 1993 to October 2003	Since August of 1993, the Company has issued 97,599 Limited Voting Common Shares upon conversion of its Series A Convertible Preferred Shares.
January 1994 to October 2003	Since January of 1994, the Company has issued 875,337 Limited Voting Common Shares under three of its share plans (Employee Share Purchase Plan, Executive Stock Option Plan and Directors' Share Compensation Plan).

Three Year Summary *(in thousands, except ratios and per share amounts)*	**12 months ended October 31, 2003**	**15 months ended October 31, 2002**	**12 months ended July 31, 2001**
Operating			
Sales[1]	2,726,631	2,962,618	1,359,605
Gross profit and revenue from services	408,814	447,420	213,693
EBITDA [2]	100,531	76,078	63,302
EBIT [2]	27,931	(6,675)	35,274
Earnings (loss) before income taxes, discontinued items and unusual items	(18,983)	(37,862)	15,436
Net earnings (loss) from continuing operations	(15,092)	(24,487)	10,875
Net earnings (loss)	(2,384)	(23,533)	11,746
Cash flow provided by operations	60,342	21,994	39,932
Property, plant and equipment expenditures	29,176	33,813	18,316
Financial Position			
Working capital [3]	176,796	(37,549)	68,106
Net investment in property, plant and equipment	688,896	728,982	291,137
Total assets	1,591,983	1,588,531	603,282
Accounts payable and accrued expenses	379,405	344,836	109,126
Total short-term financial liabilities	584,590	768,900	188,492
Other long-term liabilities	36,547	40,361	8,631
Total long-term financial liabilities	428,189	307,728	131,018
Cash and cash equivalents (included in working capital)	53,919	39,117	779
Equity component of Convertible Debentures	74,869	-	-
Shareholders' equity	499,561	507,346	234,151
Ratios			
Current ratio [3]	1.30	0.95	1.36
Leverage ratio [4]	45.7%	56.1%	43.7%
Shareholder Information			
Monthly weighted average Limited Voting Common Shares outstanding	45,299	38,744	16,818
Per share:			
Net earnings (loss), basic & diluted	$ (0.15)	$ (0.64)	$ 0.63
Net earnings (loss) from continuing operations, basic & diluted	$ (0.43)	$ (0.67)	$ 0.58
Cash flow provided by operations	$ 1.20	$ 0.53	$ 2.31
Book value [5]	$ 10.76	$ 10.94	$ 13.07
Common share dividends declared [6]	$ 0.030	$ 0.075	$ 0.250
Preference share dividends declared	$ 1.000	$ 1.205	$ 1.000

Additional Information *(unaudited)*

Employees (full-time equivalents)	2,743	2,997	1,561
Number of country elevators	88	98	84
Licenced grain storage capacity (year-end, thousands of tonnes)			
Country elevators	1,214	1,416	692
Terminal elevators - wholly or beneficially owned	699	591	424
Terminal elevators - partially-owned	492	692	-

1 For fiscal 2003, the Company retroactively adopted the CICA Emerging Issues Abstract 123 regarding reporting of revenue on a gross versus net basis for its presentation of handling revenue from the CWB. As a result of this change in presentation, the Company reports the tariff revenue for handling CWB grains in its sales and revenue from services, rather than the gross billings for grain purchased on the CWB's behalf. There was no impact on gross profit and net revenue from services as a result of this change in presentation.

2 EBITDA and EBIT - Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.

3 Working Capital and the Current Ratio, after adjusting for the two subsequent events described in Note 24 to the audited financial statements for the 15 months ended October 31, 2002, would be $173,501,000 and 1.31 times respectively.

4 Leverage Ratio - The leverage ratio (total funded debt net of cash, excluding the convertible debenture, to total capitalization) is provided to assist investors in assessing the Company's progress to attaining an optimal mix of debt in relation to assets. Management has established a target leverage ratio of 40% to 45%. The Company's leverage ratio fluctuates materially from month-to-month due to underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. This measure does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

5 Book value per share is derived by dividing the shareholders' equity (excluding the equity component of the Debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

6 On November 15, 2003, the Company paid its first quarterly dividend of $0.03 per Limited Voting Common Share to the shareholders of record at October 15, 2003. Prior to this date, the Company had declared annual dividends.

The following factors affect the comparability of the data in the above three-year summary of financial data:

General

In June 2002, Agricore United announced a change in its year-end from July 31 to October 31. Accordingly, the Company's annual audited financial statements at October 31, 2002 include the operating results for the 15-month period commencing August 1, 2001, as well as the 12 month period ending October 31, 2002, which represents, the first full year of operation of the new company following the Merger.

Quarterly segmented financial statements are included in Appendix A for the 12-month period ended October 31, 2003, the 15-month period ended October 31, 2002 and the 12-month period ended July 31 2001. The comparative results for the 12-month period ended July 31, 2001 and the quarter ended October 31, 2001 represent UGG pre-Merger.

Quarterly segmented financial information (including pro forma information) for the 12-month periods ended October 31, 2001 to October 31, 2003 are attached as Appendix B. Pro forma information is presented in order to facilitate comparative analysis of the results. In particular, results for UGG from comparable periods for the 12 months ended October 31, 2001 have been adjusted to give effect to the Merger as if it had occurred on November 1, 2000 and, accordingly, reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on November 1, 2000, does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.

Fiscal 2003

For fiscal 2003, the Company retroactively adopted the CICA Emerging Issues Abstract 123 regarding reporting of revenue on a gross versus net basis for its presentation of handling revenue from the CWB. As a result of this change in presentation, the Company reports the tariff revenue for handling CWB grains in its sales and revenue from services, rather than the gross billings for grain purchased on the CWB's behalf. There was no impact on gross profit and net revenue from services as a result of this change in presentation.

The Company completed the sale of the net assets of its Farm Business Communications division. The pre-tax gain on disposal was $15.0 million (net of disposal costs of $674,000). For reporting purposes, the results of operations of this business segment and the gain on sale of the segment have been presented as discontinued operations, net of income taxes.

In November 2002, the Company issued $105 million of Debentures due 2007. The Debentures are convertible, at the option of the holder, at any time on or prior to the maturity date at a conversion price of $7.50 per share. The Debentures may be redeemed by the Company in certain circumstances after November 30, 2005 in cash or by issuing freely tradable Limited Voting Common Shares. In accordance with Canadian generally accepted accounting principles, approximately $69 million of the Debentures were classified initially as Shareholders' Equity and approximately $36 million were classified initially as Long-term Debt. The net proceeds to the Company from the offering of the Debentures were initially used to reduce short-term debt.

In December 2002, the Company obtained from a syndicate of banks a $500 million secured credit facility, consisting of a $150 million term facility maturing in October 2007 and a $350 million revolving facility maturing in February 2004, as well as a $109 million 13-year secured term facility from a life insurance company.

For fiscal 2002 and prior years, Westco was recognized using the proportionate consolidation method at a rate of 66.67% representing the Company's ownership interest in Westco's co-operative shares and Class A and C common shares. Effective July 1, 2003, the Company agreed to realign its co-operative equity interest with Westco's co-venturer based on each party's historically contributed and retained capital with Westco, which in the Company's case is 57%. Accordingly, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the co-venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.

Fiscal 2002

On November 1, 2001, the Company completed the Merger. The Merger has been accounted for using the purchase method. Consequently, results of the operations of Agricore are included in the consolidated financial statements from November 1, 2001 forward. Financial information prior to this date reflects the results of UGG only.

In December 2001, the Company completed a public offering of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.

In March 2002, the Company securitized both UGG's and Agricore's inventories of grains regulated by the CWB. Prior to this date, Agricore's CWB inventories were financed through a separate borrowing facility arranged through a wholly-owned subsidiary.

Westco sold a portion of its Calgary land resulting in a gain of $18 million. The Company's accounts reflect its proportionate share of this gain and comprises most of the $17 million gain on disposal of assets for the 15-month period ended October 31, 2002. In May 2002, the Company completed the sale of its 16.7% interest in

CanAmera Foods Limited Partnership for cash proceeds of $29 million. The proceeds were used to make non-scheduled repayments of debt.

Fiscal 2001

Under the terms of a restructuring plan to rationalize operations at 42 locations, the Company recorded a $15 million ($8.8 million after tax) provision representing the estimated asset write-downs, dismantling costs and other cash expenses.

The Company purchased non-participating insurance contracts on behalf of the retirees in one of its defined benefit plans that resulted in a partial settlement of the plan obligation. As a result of the settlement, the Company recorded a non-cash increase in the deferred pension asset and a related non-cash gain on settlement of $6.8 million ($4.2 million after tax).

Effective August 1, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for future taxes. As a result, the Company recorded an increase of $1.5 million to opening retained earnings. In addition, the Company recorded income tax gains of $6.5 million related to changes in federal and provincial income tax rates.

Fees Paid to Auditors

During fiscal 2003, the Company accrued or paid the following professional fees to its auditors, PricewaterhouseCoopers LLP, for the following services: audit fees - $407,000; audit related fees - $163,000; tax consulting fees - $27,000; and other services $22,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the management's discussion and analysis of financial condition and results of operations of the Company for the 12 months ended October 31, 2003, which is included in the Company's 2003 Annual Report and is incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in certain provinces of Canada are specifically incorporated by reference and form an integral part of this annual information form:

(i) the management proxy circular of the Company dated December 31, 2003, issued in connection with the annual and special meeting of shareholders of the Company held on February 11, 2004, excluding the sections entitled "Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph";

(ii) the press releases dated February 11, 2004 and February 26, 2004 in respect of the Company's share consolidation program and the related private placement of 1,520,000 limited voting common shares in the capital of the Company to ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company;

(iii) the Qualifying Issuer Certificate dated March 3, 2004 filed in respect of the private placement referred to in paragraph (ii) above; and

(iv) the press release dated March 4, 2004 in respect of the renewal of the Company's revolving credit facilities to February 28, 2005.

DIVIDEND RECORD AND POLICY

The Company has paid dividends in 94 of the past 97 years, having missed dividend payments three times in the 1930s as a result of a prolonged prairie-wide drought. From the time of the Company's 1993 capital reorganization until 2002, the board of directors of the Company declared and paid an annual cash dividend on the Limited Voting Common Shares of $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share. On November 15, 2002, the Company paid a dividend of $0.075 per Limited Voting Common Share to the shareholders of record at October 15, 2002. On the same date, the Company paid a dividend of $1.205 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15, 2002.

On November 15, 2003, the Company paid its first quarterly dividend of $0.03 per Limited Voting Common Share to the shareholders of record at October 15, 2003. On the same date, the Company paid an annual dividend of $1.00 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15, 2003.

The board of directors of the Company intends to declare dividends on the Limited Voting Common Shares on a quarterly basis. The Credit Facilities include a covenant prohibiting the Company from paying dividends if there is a continuing event of default under the Credit Facilities or if the Company fails to maintain certain specified financial ratios.

MARKET FOR SECURITIES

As at October 31, 2003, the Limited Voting Common Shares (AU), the Series A Preferred Shares (AU.PR.A) and the Debentures (AU.DB) of the Company were listed on the TSX.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name of each director of the Company, his or her municipality of residence, position with the Company, principal occupation during the past five years, period during which each director has served and the year in which his or her position as a director expires:

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director(1)	Term of Office Expires(2)
James M. Wilson(3)(4)(5) Darlingford, Manitoba Chartered Accountant	Chair & Director	Farmer	Since 2001	2003
Jon K. Grant(3)(4)(5)(6)(7) Peterborough, Ontario O.C., LL.D Trent University	First Vice Chair & Director	Executive	Since 2002	2005
Wayne W. Drul(3)(5)(8)(9) Oakburn, Manitoba	Vice Chair Manitoba & Director	Farmer	Since 1994	2004
Terry V. Youzwa(3)(4)(5)(6) Nipawin, Saskatchewan B.Sc. in Agricultural Engineering, University of Saskatchewan	Vice Chair Saskatchewan & Director	Farmer	Since 1990	2005
Maurice A. Lemay(3)(5)(6)(10) Tangent, AB	Vice Chair Alberta & Director	Farmer	Since 1994	2003
G. Allen Andreas(5)(6)(7) Decatur, Illinois B.A., J.D Valparaiso University School of Law	Director	Executive, ADM (agri-business)	Since 2002	2004
Hugh F. Drake(5)(8)(10) Elkhorn, Manitoba	Director	Farmer	Since 2001	2005
Brett R. Halstead(5)(8)(10) Nokomis, Saskatchewan	Director	Farmer	Since 2002	2005
Alanna L. Koch(4)(5)(6) Edenwold, Saskatchewan	Director	Farmer	Since 2002	2005

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director[1]	Term of Office Expires[2]
Donald W. Lunty[5][8][10] Forestburg, Alberta B.Sc. Agriculture University of Alberta	Director	Farmer	Since 2001	2004
Paul B. Mulhollem[5][7][9] Decatur, Illinois B.A., University of Minnesota	Director	Executive, ADM	Since 2002	2003
Robert D. Pettinger[4][5][9] Elgin, Manitoba	Director	Farmer	Since 2001	2004
Neil D. Silver[5][8][9] Huxley, Alberta Diploma in Agriculture (Honours), Olds Agricultural and Vocational College	Director	Farmer	Since 2001	2003
Ernest J. Sirski[5][6][10] Dauphin, Manitoba Diploma in Agriculture, University of Manitoba	Director	Farmer	Since 1993	2003
Theodore M. Allen[5][9] Calgary, Alberta B.A. (Economics), University of Alberta	Director	Corporate Director	Since 1973	2004

(1) The period(s) as a Director shown are the date of original election as a director of the Company. Messrs. Drake, Lunty, Pettinger, Silver and Wilson became directors in 2001 as result of the Merger but had served various terms as directors of Agricore prior to the Merger.

(2) The year listed is the financial year of the Company. The Directors term will expire at the annual meeting of the Company following such financial year.

(3) Member of the Executive Committee.

(4) Member of the Nominating and Governance Committee

(5) Member of the Agricultural Policy Committee

(6) Member of the Audit Committee.

(7) Non-member director

(8) Member of the Risk Management Committee.

(9) Member of the Compensation/Pension Committee.

(10) Member of the Member and Community Relations Committee.

Senior Management

The following is a brief biography of each member of Agricore United's senior management team.

Brian Hayward has served as Chief Executive Officer since January 1991. From 1988 to 1991, he served as Manager of Grain Marketing Operations overseeing domestic and international trading activities and UGG's Transportation Department. From 1986 to 1988, he served as Manager of the Company's Research and Consulting Department, which he was instrumental in developing. From 1981 to 1986, he served as a Grain Marketing Analyst and Commodity Trader with the Company. He is a member of the Board of Governors and a former Chairman of the Winnipeg Commodity Exchange. Mr. Hayward holds a Master of Science degree in Agricultural Economics from McGill University and currently resides in Oakbank, Manitoba.

Peter G. M. Cox joined the Company in January 1995 as the Chief Financial Officer. Prior to joining the Company, he served as Vice-President, Finance of a publicly-traded Canadian manufacturing company, as Corporate Controller of a U.K. multinational company and with an international firm of public accountants. He holds a Bachelors degree in Economics, a Masters degree in Business Administration and is a U.K. Chartered Accountant and a Canadian Certified Management Accountant. Mr. Cox resides in St. Andrews, Manitoba.

Thomas W. Kirk has served as the Corporate Secretary since January 2000. He joined the Company in 1996 serving as Corporate Counsel and in 1997 was appointed Associate Secretary. In his current position, Mr. Kirk continues to act as Corporate Counsel in addition to his responsibilities as Corporate Secretary. Prior to joining the company, he practised law as an associate and subsequently as a partner with Thompson Dorfman Sweatman in Winnipeg from 1975 to 1996. Mr. Kirk holds a Bachelor of Law degree from the University of Manitoba and is a Fellow of the Chartered Institute of Secretaries and Administrators.

Christopher W. Martin, Vice President, Corporate Affairs and General Counsel has served as Corporate Counsel since February 1994 and General Counsel since February 1996. From 1982 to 1994, he practised law as an associate and subsequently as a partner with Wolch, Pinx, Tapper and Scurfield. Mr. Martin holds a Bachelor of Law degree from the University of Manitoba.

David J. Carefoot has served as Vice President, Corporate Finance and Investor Relations since August 2002. He joined the Company in 1996 as Corporate Controller, serving most recently as Director, Corporate Finance. From 1984 to 1996 he was a financial advisory services practitioner with Price Waterhouse, Chartered Accountants. He holds a Bachelor of Commerce degree from the University of Manitoba, is a Chartered Accountant and a Chartered Business Valuator.

Ronald J. Enns has served as Vice President of Country Operations since August 1995. He joined the Company in 1986 as a Research Analyst and also served as Managing Director, Corporate Development. Prior to joining the Company, Mr. Enns gained experience in the agricultural sector through positions held in both government and commercial farming. He has a Bachelor of Arts degree from the University of Winnipeg and a Diploma in Agriculture and Master of Science in Agricultural Economics from the University of Manitoba.

S. Murdoch MacKay has held the position of Vice President of Terminal Services since September 1985. He joined the Company in 1979 as a Grain Trader in the Commodity Marketing Division, and has subsequently served in various management capacities with the Terminal Services Division. He is also a Director of the Canada Ports Clearance Association. Mr. MacKay holds Bachelor of Arts degrees from Carleton University and the University of Manitoba.

William R. McGill, Vice President of Livestock Services has held the position since joining the Company in December 1993. Previously, he served as Chief Executive Officer of Carleton Hatcheries and Dunn-Rite Food Products. He holds a Bachelor of Science degree in Engineering from the University of Manitoba and a Master of Science degree in Applied Science from the University of Waterloo. Mr. McGill resides in Calgary, Alberta.

George Prosk was appointed Vice President of Financial Markets in 2003, previously serving as Director, Financial Markets since 2001. He joined the Company in 1993 as Treasurer, coming from Cargill Ltd. where he was employed from 1986 to 1992 first as a Financial Analyst and later as Treasurer. Mr. Prosk holds a Bachelor of Science degree and an MBA from the University of Manitoba.

Harold Schmaltz has served as Vice President, Crop Production Services since the completion of the merger of Agricore Cooperative Ltd. and United Grain Growers Limited in November 2001. He has spent his entire career in the agricultural industry. He joined Agricore (then Alberta Wheat Pool) in 1984 and served as General Manager, Agri Business until the merger. Mr. Schmaltz holds an MBA from the University of Calgary.

Gerald O. Valois has served as Vice President, Human Resources since he joined the Company in December 1991. From 1989 to 1991, he operated his own management consulting practice, and from 1985 to 1989, he served as Vice President of Human Resources with InterCity Gas Corporation. Mr. Valois holds Bachelors degrees in Arts and Education from the University of Manitoba.

E. Bradley Vannan has served as Vice President of Merchandising, Transportation and Logistics since June 2000. He joined the Company as Regional Manager, Southern Alberta in the Farm Sales and Services Division in 1994 and has served in progressively more responsible management capacities within the Merchandising and Transportation Services division since. Prior to joining the Company, he spent 10 years merchandising grain for another agri-business company. Mr. Vannan holds a Bachelor of Science Degree in Agriculture from the University of Manitoba.

Guy L. Wood has served as Vice President, Management Information Systems since joining the Company in May 1985. Previously, he served as Corporate Director of computing with K-Tel International from 1981 to 1985. Mr. Wood has over 30 years of management information experience.

Unless otherwise noted, members of senior management reside in Winnipeg, Manitoba.

The directors and senior management of the Company, as a group, beneficially own or control, directly or indirectly, 291,365 of the outstanding Limited Voting Common Shares as at December 1, 2003, which represents about 0.6% of the outstanding Limited Voting Common Shares.

ADDITIONAL INFORMATION

Additional information, including information concerning corporate governance practices, executive compensation and indebtedness, principal holders of the Company's securities, share incentive plans and interests of insiders in material transactions, where applicable, is contained in the management proxy circular for the annual general meeting of the Company to be held on February 11, 2004. Copies of the management proxy circular may be obtained upon request from the Corporate Secretary of the Company, 2800 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6. Additional financial information is provided in the Company's audited consolidated comparative financial statements for the 12 months ended October 31, 2003.

When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company will provide the following upon request being made to the Corporate Secretary of the Company:

(v) one copy of the most recent annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into such annual information form;

(vi) one copy of the comparative financial statements of the Company for its most recently completed financial year together with an accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(vii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of such management proxy circular, as appropriate; and

(viii) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of any of the documents referred to in paragraphs (i), (ii) and (iii) above shall be provided upon request being made to the Corporate Secretary of the Company with the understanding that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Appendix A

Consolidated Statements of Earnings
For the Quarters and Fiscal Periods Ended
(000's)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	July 31, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	5th Quarter	October 31, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	October 31, 2003
Country Shipments (000's of tonnes)	1,146	1,358	1,197	1,143	4,844	1,045	2,962	2,065	2,059	1,712	9,843	1,482	1,529	1,639	2,762	7,412
Terminal handling (000's of tonnes)	905	878	616	1,009	3,408	762	1,677	1,003	1,536	714	5,692	475	531	1,133	1,603	3,742
Feed sales (000's of tonnes)	164	195	215	225	799	210	240	222	224	229	1,125	234	206	192	184	816
Gross Profit & Revenue from Services																
Grain Handling	23,494	27,582	24,799	28,593	104,468	21,671	60,997	47,271	55,290	45,116	230,345	37,986	26,615	36,956	53,436	154,993
Crop Production Services	5,546	17,943	6,334	35,990	65,813	762	18,828	14,917	115,375	(667)	149,215	20,547	27,320	137,268	19,345	204,480
Livestock Services	8,298	8,790	11,091	13,339	41,518	12,171	10,937	10,501	10,617	9,420	53,646	11,278	9,845	9,969	9,297	40,389
Financial Markets & Other Investments	(13)	460	122	1,325	1,894	1,432	6,095	2,250	3,418	1,019	14,214	3,067	3,163	1,084	1,638	8,952
TOTAL	37,325	54,775	42,346	79,247	213,693	36,036	96,857	74,939	184,700	54,888	447,420	72,878	66,943	185,277	83,716	408,814
EBITDA[1]																
Grain Handling	7,569	12,153	9,604	11,406	40,732	7,388	20,112	11,318	17,820	14,312	70,950	7,290	(4,559)	610	15,258	18,599
Crop Production Services	(3,633)	6,844	(4,788)	24,478	22,901	(7,657)	(6,796)	(4,905)	81,995	(31,413)	31,224	(3,467)	4,219	104,596	(7,761)	97,587
Livestock Services	3,314	3,215	3,751	4,571	14,851	4,502	3,401	2,899	2,382	1,741	14,925	4,159	2,431	2,124	1,004	9,718
Financial Markets & Other Investments	(13)	460	122	1,325	1,894	1,432	4,954	1,165	2,657	1,019	11,227	3,067	3,163	1,084	1,638	8,952
Corporate	(3,569)	(4,903)	(3,936)	(4,668)	(17,076)	(4,312)	(13,177)	(12,479)	(12,065)	(10,215)	(52,248)	(9,115)	(9,139)	(8,223)	(7,848)	(34,325)
TOTAL	3,668	17,769	4,753	37,112	63,302	1,353	8,494	(2,002)	92,789	(24,556)	76,078	1,934	(3,885)	100,191	2,291	100,531
EBIT[1]																
Grain Handling	4,320	9,071	6,343	8,132	27,866	4,065	10,430	2,059	8,334	5,554	30,442	(1,602)	(13,555)	(8,172)	6,236	(17,093)
Crop Production Services	(5,715)	4,336	(7,071)	21,865	13,415	(10,661)	(13,412)	(10,464)	76,550	(37,180)	4,833	(9,260)	(2,071)	98,552	(14,037)	73,184
Livestock Services	2,499	2,297	2,821	3,741	11,358	3,745	2,638	2,099	1,517	978	10,977	3,394	1,651	1,332	122	6,499
Financial Markets & Other Investments	(13)	460	122	1,325	1,894	1,432	4,182	388	2,146	1,019	9,167	3,067	3,163	1,084	1,638	8,952
Corporate	(4,072)	(5,455)	(4,487)	(5,245)	(19,259)	(4,879)	(15,553)	(14,819)	(14,408)	(12,435)	(62,094)	(11,656)	(11,350)	(10,531)	(10,074)	(43,611)
TOTAL	(2,981)	10,709	(2,272)	29,818	35,274	(6,298)	(11,715)	(20,737)	74,139	(42,064)	(6,675)	(16,057)	(22,162)	82,265	(16,115)	27,931
Gain (loss) on disposal of assets	44	(115)	(78)	(550)	(699)	12	4,446	10,550	(315)	2,528	17,221	970	27	249	302	1,548
Interest & securitization expenses	(5,950)	(4,825)	(4,657)	(3,707)	(19,139)	(3,763)	(11,698)	(11,998)	(9,965)	(10,984)	(48,408)	(11,935)	(13,400)	(11,280)	(11,847)	(48,462)
Earnings before the undernoted	(8,887)	5,769	(7,007)	25,561	15,436	(10,049)	(18,967)	(22,185)	63,859	(50,520)	(37,862)	(27,022)	(35,535)	71,234	(27,660)	(18,983)
Unusual Items	-	-	-	(8,158)	(8,158)	-	-	(2,318)	(1,042)	(876)	(4,236)	-	-	-	-	-
Discontinued operations - net of tax	(68)	(5)	1,062	(118)	871	(18)	160	1,108	(126)	(170)	954	256	975	(134)	11,611	12,708
Income tax recovery (expense)												-	-	-	-	
Unusual items	-	-	-	3,549	3,549	-	-	974	437	114	1,525	-	-	-	-	-
Earnings (loss) before unusual items	3,769	2,556	3,467	(9,744)	48	4,050	6,973	11,266	(23,896)	17,693	16,086	7,146	12,468	(26,249)	10,526	3,891
Net earnings (loss)	(5,186)	8,320	(2,478)	11,090	11,746	(6,017)	(11,834)	(11,155)	39,232	(33,759)	(23,533)	(19,620)	(22,092)	44,851	(5,523)	(2,384)

[1] See definitions of EBITDA and EBIT described in Note 2. "Financial Highlights", page 40.

Appendix B

Summary Operating Information
For the Quarters and 12 Months Ending October 31
(000's)

	2001 Pro Forma [2]					2002 Actual					2003 Actual				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Country Shipments (000's of tonnes)	3,606	2,855	3,238	2,794	12,493	2,962	2,065	2,059	1,712	8,798	1,482	1,529	1,639	2,762	7,412
Terminal handling (000's of tonnes)	2,167	1,369	2,376	2,020	7,932	1,677	1,003	1,536	714	4,930	475	531	1,133	1,603	3,742
Feed sales (000's of tonnes)	195	215	225	210	845	240	222	224	229	915	234	206	192	184	816
Gross Profit & Revenue from Services															
Grain Handling	81,871	61,563	82,540	57,927	283,901	60,997	47,271	55,290	45,116	208,674	37,986	26,615	36,956	53,436	154,993
Crop Production Services	39,406	25,467	125,484	17,999	208,356	18,828	14,917	115,375	(667)	148,453	20,547	27,320	137,268	19,345	204,480
Livestock Services	8,791	11,092	13,338	12,170	45,391	10,937	10,501	10,617	9,420	41,475	11,278	9,845	9,969	9,297	40,389
Financial Markets & Other Investments	4,115	2,288	4,097	3,310	13,810	6,095	2,250	3,418	1,019	12,782	3,067	3,163	1,084	1,638	8,952
Corporate	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	134,183	100,410	225,459	91,406	551,458	96,857	74,939	184,700	54,888	411,384	72,878	66,943	185,277	83,716	408,814
EBITDA [1]															
Grain Handling	33,977	16,572	34,154	12,026	96,729	20,112	11,318	17,820	14,312	63,562	7,290	(4,559)	610	15,258	18,599
Crop Production Services	9,466	(2,969)	86,168	(13,611)	79,054	(6,796)	(4,905)	81,995	(31,413)	38,881	(3,467)	4,219	104,596	(7,761)	97,587
Livestock Services	3,215	3,754	4,568	4,503	16,040	3,401	2,899	2,382	1,741	10,423	4,159	2,431	2,124	1,004	9,718
Financial Markets & Other Investments	2,927	1,086	2,973	2,195	9,181	4,954	1,165	2,657	1,019	9,795	3,067	3,163	1,084	1,638	8,952
Corporate	(14,730)	(12,750)	(13,025)	(12,877)	(53,382)	(13,177)	(12,479)	(12,065)	(10,215)	(47,936)	(9,115)	(9,139)	(8,223)	(7,848)	(34,325)
TOTAL	34,855	5,693	114,838	(7,764)	147,622	8,494	(2,002)	92,789	(24,556)	74,725	1,934	(3,885)	100,191	2,291	100,531
EBIT [1]															
Grain Handling	22,223	4,266	21,580	433	48,502	10,430	2,059	8,334	5,554	26,377	(1,602)	(13,555)	(8,172)	6,236	(17,093)
Crop Production Services	1,936	(10,439)	78,062	(20,912)	48,647	(13,412)	(10,464)	76,550	(37,180)	15,494	(9,260)	(2,071)	98,552	(14,037)	73,184
Livestock Services	2,297	2,823	3,740	3,745	12,605	2,638	2,099	1,517	978	7,232	3,394	1,651	1,332	122	6,499
Financial Markets & Other Investments	2,191	343	2,201	1,432	6,167	4,182	388	2,146	1,019	7,735	3,067	3,163	1,084	1,638	8,952
Corporate	(16,243)	(14,328)	(14,882)	(14,666)	(60,119)	(15,553)	(14,819)	(14,408)	(12,435)	(57,215)	(11,656)	(11,350)	(10,531)	(10,074)	(43,611)
TOTAL	12,404	(17,335)	90,701	(29,968)	55,802	(11,715)	(20,737)	74,139	(42,064)	(377)	(16,057)	(22,162)	82,265	(16,115)	27,931
Gain (loss) on disposal of assets	(45)	527	(665)	2,387	2,204	4,446	10,550	(315)	2,528	17,209	970	27	249	302	1,548
Interest & securitization expenses	(13,841)	(13,101)	(12,871)	(13,260)	(53,073)	(11,698)	(11,998)	(9,965)	(10,984)	(44,645)	(11,935)	(13,400)	(11,280)	(11,847)	(48,462)
Earnings before the undernoted	(1,482)	(29,909)	77,165	(40,841)	4,933	(18,967)	(22,185)	63,859	(50,520)	(27,813)	(27,022)	(35,535)	71,234	(27,660)	(18,983)
Unusual Items	(3,617)	(3,519)	(37,049)	(486)	(44,671)	-	(2,318)	(1,042)	(876)	(4,236)	-	-	-	-	-
Discontinued operations - net of tax	61	1,397	(85)	(31)	1,342	160	1,108	(126)	(170)	972	256	975	(134)	11,611	12,708
Income tax recovery (expense)						-	-	-	-		-	-	-	-	
Unusual items	1,601	1,557	14,222	204	17,584	-	974	437	114	1,525	-	-	-	-	-
Earnings (loss) before unusual items	6,718	12,969	(31,930)	18,368	6,125	6,973	11,266	(23,896)	17,693	12,036	7,146	12,468	(26,249)	10,526	3,891
Net earnings (loss)	3,281	(17,505)	22,323	(22,786)	(14,687)	(11,834)	(11,155)	39,232	(33,759)	(17,516)	(19,620)	(22,092)	44,851	(5,523)	(2,384)

[1] See definitions of EBITDA and EBIT described in Note 2, "Financial Highlights", page 40.
[2] See definitions of Pro forma as described on page 3.